Exhibit 2

CEMEX, S.A.B. DE C.V.

Financial Statements

December 31, 2016, 2015 and 2014

(With Independent Auditor’s Report Thereon)

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Statements of Operations

(Millions of Mexican pesos)

		Years ended December 31,
	Notes	2016	2015	2014
Net sales	1, 2M	$52,493	44,771	26,593
Revenues from Parent Company-only activities	3	807	733	1,195

		53,300	45,504	27,788

Cost of sales	2N	(23,073)	(20,577)	(12,900)
Operating expenses	2N, 4	(17,959)	(17,179)	(9,164)

Operating earnings before other income (expenses), net		12,268	7,748	5,724
Other income (expenses), net	5	530	(66)	(29)

Operating earnings		12,798	7,682	5,695
Financial expense	16	(15,430)	(12,720)	(13,067)
Other financial income (expenses), net	6	801	(2,377)	(356)
Foreign exchange results		5,833	3,301	2,887
Share of profit (loss) of equity accounted investees	12	13,430	349	(3,259)

Net income (loss) before income tax		17,432	(3,765)	(8,100)
Income tax	18A	(3,399)	4,966	1,317

NET INCOME (LOSS)		$14,033	1,201	(6,783)

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Statements of Comprehensive Income (Loss)

(Millions of Mexican pesos)

		Years ended December 31,
	Note	2016	2015	2014
NET INCOME (LOSS)		$14,033	1,201	(6,783)
Items that will not be reclassified subsequently to profit or loss
Currency translation effects	2C	10,263	6,124	(2,912)
Income tax recognized directly in other comprehensive income	18	—	—	(21)

Total items of other comprehensive income (loss) for the period		10,263	6,124	(2,933)

TOTAL COMPREHENSIVE INCOME (LOSS)		$24,296	7,325	(9,716)

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Balance Sheets

(Millions of Mexican pesos)

		December 31,
	Note	2016	2015
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7	$352	308
Trade accounts receivables, net	8	3,729	3,472
Other accounts receivable	9	947	1,089
Inventories	10	3,738	2,841
Accounts receivable from related parties	17A	2,027	21,065
Other current assets	11	3,942	88

Total current assets		14,735	28,863

NON-CURRENT ASSETS
Equity accounted investees	12	419,180	320,019
Other investments and non-current accounts receivable	13	2,973	2,610
Long-term accounts receivable from related parties	17A	—	1,385
Property, machinery and equipment, net	14	3,473	3,649
Deferred income taxes	18B	—	3,137
Other non-current assets		102	71

Total non-current assets		425,728	330,871

TOTAL ASSETS		$440,463	359,734

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term debt	16A	$728	67
Other financial obligations	16B	811	6,246
Trade payables		5,641	3,573
Accounts payable to related parties	17A	58,740	12,384
Other current liabilities	15	6,042	4,518

Total current liabilities		71,962	26,788

NON-CURRENT LIABILITIES
Long-term debt	16A	171,936	163,170
Other financial obligations	16B	24,681	21,634
Long-term accounts payable to related parties	17A	802	1,320
Tax payable and other long-term liabilities	18A	3,307	3,343

Total non-current liabilities		200,726	189,467

TOTAL LIABILITIES		272,688	216,255

STOCKHOLDERS’ EQUITY
Common stock and additional paid-in capital	19A	127,336	119,624
Other equity reserves		24,794	15,273
Retained earnings	19B	1,612	7,381
Net income		14,033	1,201

TOTAL STOCKHOLDERS’ EQUITY		167,775	143,479

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$440,463	359,734

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Statements of Cash Flows

(Millions of Mexican pesos)

		Years ended December 31,
	Note	2016	2015	2014
OPERATING ACTIVITIES
Net income (loss)		$14,033	1,201	(6,783)
Non-cash items:
Depreciation of property, machinery and equipment	14	491	559	9
Share of (profit) loss of equity accounted investees	12	(13,430)	(349)	3,259
Financial items, net		8,796	11,796	10,536
Income taxes	18A	3,399	(4,966)	(1,317)
Results from the sale of assets	5	(319)	11	(18)
Changes in working capital		61,765	(9,080)	3,378

Net cash flow provided by (used in) operating activities before interest expense and income taxes		74,735	(828)	9,064
Financial expense paid		(12,802)	(10,669)	(7,017)
Income taxes paid	18A	(929)	(3,818)	(3,018)

Net cash flows provided by (used in) operating activities		61,004	(15,315)	(971)

INVESTING ACTIVITIES
Equity accounted investees	12	(36,964)	57	46
Financial instruments		435	(1,672)	390
Property, machinery and equipment, net		—	—	25

Net cash flows (used in) provided by investing activities		(36,529)	(1,615)	461

FINANCING ACTIVITIES
Long-term related parties, net	17A	867	421	(16,421)
Derivative financial instruments	16D	180	1,108	1,516
Issuance of debt, net	16	(22,707)	16,334	17,202
Securitization of trade accounts receivable	16B	(745)	317	961
Other financial expenses paid in cash	16	(2,026)	(1,113)	(2,582)

Net cash flows (used in) provided by financing activities		(24,431)	17,067	676

Increase in cash and cash equivalents		44	137	166
Cash and cash equivalents at beginning of year		308	171	5

CASH AND CASH EQUIVALENTS AT END OF YEAR	7	$352	308	171

Changes in working capital:
Trade accounts receivables, net	8	$(257)	(1,673)	(1,799)
Other accounts receivable	9	142	594	(1,158)
Inventories	10	(897)	(392)	(2,449)
Short-term related parties, net	17A	59,185	(5,948)	7,306
Trade payables		2,068	764	2,809
Other current liabilities	15	1,524	(2,425)	(1,331)

Changes in working capital, excluding income taxes		$61,765	(9,080)	3,378

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Statements of Changes in Stockholders’ Equity

    (Millions of Mexican pesos)

						Total
			Additional paid-in	Other equity	Retained	stockholders’
	Note	Common stock	capital	reserves	earnings	equity
Balance as of December 31, 2013		$4,143	84,800	15,037	29,399	133,379
Total comprehensive loss		—	—	(2,933)	(6,783)	(9,716)
Capitalization of retained earnings	19A	4	7,614	—	(7,618)	—
Effects of early conversion of convertible subordinated notes	16B	4	8,037	(601)	—	7,440
Share–based compensation	19A	—	765	(765)	—	—

Balance as of December 31, 2014		$4,151	101,216	10,738	14,998	131,103
Total comprehensive income		—	—	6,124	1,201	7,325
Capitalization of retained earnings	19A	4	7,613	—	(7,617)	—
Effects of early conversion and issuance of convertible subordinated notes	16B	3	5,982	(934)	—	5,051
Share–based compensation	19A	—	655	(655)	—	—

Balance as of December 31, 2015		$4,158	115,466	15,273	8,582	143,479
Total comprehensive income		—	—	10,263	14,033	24,296
Capitalization of retained earnings	19A	4	6,966	—	(6,970)	—
Share–based compensation	19A	—	742	(742)	—	—

Balance as of December 31, 2016		$4,162	123,174	24,794	15,645	167,775

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

1)	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V. is a public stock corporation with variable capital (S.A.B. de C.V.) organized under the laws of the United Mexican States, or Mexico. CEMEX, S.A.B. de C.V. is a holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials. In addition, in order to facilitate the acquisition of financing and to run its operations in Mexico more efficiently considering that there are efficiency and improvement opportunities; beginning on April 1, 2014, CEMEX, S.A.B de C.V. integrated and carries out all businesses and operational activities of the cement and aggregates sectors in Mexico. Moreover, beginning on January 1, 2015, CEMEX, S.A.B. de C.V. completed the transition, integrated and carries all operating activities related to the sale of ready-mix concrete in Mexico.

CEMEX, S.A.B. de C.V. was founded in 1906 and was registered in the Public Register of Property and Commerce in Monterrey, N.L., Mexico in 1920 for a period of 99 years. In 2002, this period was extended to the year 2100. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) under the symbol “CEMEXCPO”. Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.

The terms “CEMEX, S.A.B. de C.V.” or the “Parent Company-only”, used in these accompanying notes to the Parent Company-only financial statements refers to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The term “CEMEX” refers to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries. The issuance of these separate financial statements was authorized by the Board of Directors of CEMEX, S.A.B. de C.V. on February 2, 2017. These financial statements will be submitted for authorization to the General Ordinary Shareholders’ Meeting of CEMEX, S.A.B. de C.V. on March 30, 2017.

2)	SIGNIFICANT ACCOUNTING POLICIES

2A)	BASIS OF PRESENTATION AND DISCLOSURE

CEMEX, S.A.B. de C.V.’s financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Presentation currency and definition of terms

The presentation currency of these financial statements is the Mexican peso, currency in which CEMEX, S.A.B. de C.V. reports periodically to the MSE. When reference is made to “Pesos” or “$” it means Mexican pesos. The amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to earnings (loss) per share and/or prices per share. When reference is made to “US$” or “Dollars”, it means dollars of the United States of America (“United States”). When reference is made to “€” or “Euros,” it means the currency in circulation in a significant number of European Union (“EU”) countries. When it is deemed relevant, certain amounts in foreign currency presented in the notes to the financial statements include between parentheses a convenience translation into dollars and/or into pesos, as applicable. Previously reported convenience translations of prior years are not restated unless the transaction is still outstanding, in which case those are restated using the closing exchange rates as of the reporting date. These translations should not be construed as representations that the amounts in pesos or dollars, as applicable, actually represent those peso or dollar amounts or could be converted into pesos or dollars at the rate indicated. As of December 31, 2016 and 2015, translations of pesos into dollars and dollars into pesos, were determined for balance sheet amounts using the closing exchange rates of $20.72 and $17.23 pesos per dollar, respectively, and for statements of operations amounts, using the average exchange rates of $18.72, $15.98 and $13.37 pesos per dollar for 2016, 2015 and 2014, respectively. When the amounts between parentheses are the peso and the dollar, the amounts were determined by translating the Euro amount into Dollars using the closing exchange rates at year-end and then translating the Dollars into Pesos as previously described.

Statements of operations

CEMEX, S.A.B. de C.V. includes the line item titled “Operating earnings before other income (expenses), net” considering that it is a relevant measure for CEMEX, S.A.B. de C.V.’s management. Under IFRS, the inclusion of certain subtotals such as “Operating earnings before other income (expenses), net” and the display of the statement of operations vary significantly by industry and company according to specific needs.

The line item “Other income (expenses), net” in the statement of operations consists primarily of revenues and expenses not directly related to CEMEX, S.A.B. de C.V.’s main activities, or which are of an unusual and/or non-recurring nature, including impairment losses of long-lived assets and results on disposal of assets, among others (note 5).

Statements of comprehensive income (loss)

For the years ended December 31, 2016, 2015 and 2014, based on IAS 1, Presentation of financial statements (“IAS 1”), CEMEX, S.A.B. de C.V. presents line items for amounts of “Total items of other comprehensive income (loss)” grouped into those that, in accordance with other IFRSs: a) will not be reclassified subsequently to profit or loss; and b) will be reclassified subsequently to profit or loss when specific conditions are met.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Statements of cash flows

The statements of cash flows exclude the following transactions that did not represent sources or uses of cash:

•

In 2016, 2015 and 2014, the increases in common stock and additional paid-in capital associated with: (i) the capitalization of retained earnings for $6,970, $7,617 and $7,618, respectively; and (ii) CPOs issued as part of the executive share-based compensation programs for $742, $655 and $765, respectively (note 19A);

•	In 2016 and 2015, the changes in property, plant and equipment for approximately $231 and $1,499, respectively, associated with the negotiation of capital leases (note 14 and 17B);

•

In 2015, the decrease in other current and non-current liabilities and in deferred tax assets in connection with changes in the tax legislation in Mexico effective as of December 31, 2015 (notes 18C and 18D);

•

In 2015 and 2014, the increase in equity accounted investees through the capitalization of a loan for approximately $11,330 and $3,562, respectively and for 2015, the increase in investment in associates for approximately $263, associated with the account payable with CEMEX México, S.A. de C.V. (note 12);

•

In 2015, the decrease in debt for $4,517, the net decrease in other equity reserves for $934, the increase in common stock for $3 and the increase in additional paid-in capital for $5,982, in connection with the issuance optional convertible subordinated notes due in 2020, which involved, among others, the exchange and early conversion of optional convertible subordinated notes due in 2016, as well as the issuance of approximately 42 million ADSs (note 16B);

•

In 2014, the decrease in debt for $6,483, the decrease in other equity reserves for $601, the increase in common stock for $4 and the increase in additional paid-in capital for $8,037, in connection with several early conversions of optional convertible subordinated notes due in 2015, incurred in different dates during the year (note 16B);

2B)	USE OF ESTIMATES AND CRITICAL ASSUMPTIONS

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates. The main captions subject to estimates and assumptions by management include, among others, impairment tests of long-lived assets and the equity accounted investees, allowances for doubtful accounts and inventories, recognition of deferred income tax assets, as well as the measurement of financial instruments. Significant judgment by management is required to appropriately assess the amounts of these concepts.

2C)	FOREIGN CURRENCY TRANSACTIONS

Transactions denominated in foreign currencies are recorded in the functional currency at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness associated to the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency, which settlement is neither planned nor likely to occur in the foreseeable future and as a result, such balances are of a permanent investment nature. These fluctuations are recorded against “Other equity reserves”, as part of the foreign currency translation adjustment (note 2L) until the disposal of the foreign net investment, at which time the accumulated amount is recycled through the statements of operations as part of the gain or loss on disposal.

The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to pesos at the closing exchange rate for balance sheet accounts and at the closing exchange rates of each month within the period for statements of operations accounts. The functional currency is that in which each entity primarily generates and expends cash. The corresponding translation effect is included within “Other equity reserves” and is presented in the statement of other comprehensive income (loss) for the period as part of the foreign currency translation adjustment (note 2L) until the disposal of the net investment in the foreign subsidiary.

Considering its integrated activities, for purposes of functional currency, the Parent Company-only is considered to have two divisions, one related with its financial and Parent Company-only activities, in which the functional currency is the dollar for all assets, liabilities and transactions associated with these activities, and another division related with the Parent Company-only’s operating activities in Mexico, in which the functional currency is the peso for all assets, liabilities and transactions associated with these activities. The most significant closing exchange rates and the approximate average exchange rates for balance sheet accounts and statements of operations accounts, respectively, as of December, 31 2016, 2015 and 2014, were as follows:

	2016		2015		2014
Currency	Closing	Average	Closing	Average	Closing	Average
Dollar	20.7200	18.7200	17.2300	15.9800	14.7400	13.3700
Euros	21.7945	20.6564	18.7181	17.6041	17.8386	17.6306

The peso to U.S. dollar exchange rate used by CEMEX, S.A.B. de C.V. is an average of free market rates available to settle its foreign currency transactions. No significant differences exist, in any case, between the foreign exchange rates used by CEMEX, S.A.B. de C.V. and those exchange rates published by the Mexican Central Bank.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

2D)	CASH AND CASH EQUIVALENTS (note 7)

The balance in this caption is comprised of available amounts of cash and cash equivalents, mainly represented by highly-liquid short-term investments, which are easily convertible into known amounts of cash, and which are not subject to significant risks of changes in their values, including overnight investments, which yield fixed returns and have maturities of less than three months from the investment date. These fixed-income investments are recorded at cost plus accrued interest. Accrued interest is included in profit or loss as part of “Other financial income (expenses), net”.

The amount of cash and cash equivalents in the balance sheet includes restricted cash and investments, comprised of deposits in margin accounts that guarantee certain of CEMEX, S.A.B. de C.V.’s obligations, to the extent that the restriction will be lifted in less than three months from the balance sheet date. When the restriction period is greater than three months, such restricted cash and investments are not considered cash equivalents and are included within short-term or long-term other accounts receivable as appropriate. When contracts contain provisions for net settlement, these restricted amounts of cash and cash equivalents are offset against the liabilities that CEMEX, S.A.B. de C.V. has with its counterparts.

2E)	FINANCIAL INSTRUMENTS

Trade accounts receivable and other current accounts receivable (notes 8, 9)

Instruments under these captions are classified as “loans and receivables,” and are recorded at their amortized cost, representing the net present value (“NPV”) of the consideration receivable or payable as of the transaction date. Due to their short-term nature, CEMEX, S.A.B. de C.V. initially recognizes these receivables at the original invoiced amount less an estimate of doubtful accounts. Allowances for doubtful accounts as well as impairment of other current accounts receivable are recognized against “Administrative and selling expenses”.

Trade accounts receivables sold under securitization programs, in which CEMEX, S.A.B. de C.V. maintains a residual interest in the trade accounts receivable sold in case of recovery failure, as well as continued involvement in such assets, do not qualify for derecognition and are maintained on the balance sheet (note 8).

Other investments and non-current accounts receivables (note 13)

As part of the category of “loans and receivables,” non-current accounts receivable, as well as investments classified as held to maturity are initially recognized at their amortized cost. Subsequent changes in NPV are recognized in profit or loss as part of “Other financial income (expenses), net”.

Investments in financial instruments held for trading, as well as those investments available for sale, are recognized at their estimated fair value, in the first case through profit or loss as part of “Other financial income (expenses), net,” and in the second case, changes in valuation are recognized as part of comprehensive loss of the period within other equity reserves until their time of disposition, when all valuation effects accrued in equity are reclassified to “Other financial income (expenses), net,” in profit or loss. These investments are tested for impairment upon the occurrence of a significant adverse change or at least once a year during the last quarter.

Debt and other financial liabilities (notes 16A and 16B)

Bank loans and notes payable are recognized at their amortized cost. Interest accrued on financial instruments is recognized in the balance sheet within other current liabilities against financial expense. During the reported periods, CEMEX, S.A.B. de C.V did not have financial liabilities voluntarily recognized at fair value or associated to fair value hedge strategies with derivative financial instruments. Direct costs incurred in debt issuances or borrowings, as well as debt refinancing or non-substantial modifications to debt agreements that did not represent an extinguishment of debt, by considering that the holders and the relevant economic terms of the new instrument are not substantially different to the replaced instrument, adjust the carrying amount of related debt are amortized as interest expense as part of the effective interest rate of each transaction over its maturity. These costs include commissions and professional fees. Costs incurred in the extinguishment of debt, as well as debt refinancing or modifications to debt agreements when the new instrument is substantially different to the old instrument according to a qualitative and quantitative analysis, are recognized in profit or loss within “Financial expense” as incurred.

Capital leases are recognized as financing liabilities against a corresponding fixed asset for the lesser of the market value of the leased asset and the NPV of future minimum lease payments, using the contract’s implicit interest rate to the extent available, or the incremental borrowing cost. The main factors that determine a capital lease are: a) ownership title of the asset is transferred to CEMEX, S.A.B. de C.V. at the expiration of the contract; b) CEMEX, S.A.B. de C.V. has a bargain purchase option to acquire the asset at the end of the lease term; c) the lease term covers the majority of the useful life of the asset; and/or d) the NPV of minimum payments represents substantially all the fair value of the related asset at the beginning of the lease.

Financial	instruments with components of both liabilities and equity (note 16B)

The financial instrument that contains components of both liability and equity, such as notes convertible into a fixed number of the issuer’s shares and denominated its same functional currency, each component is recognized separately in the balance sheet according to the specific characteristics of each transaction. In the case of instruments mandatorily convertible into shares of the issuer, the liability component represents the NPV of interest payments on the principal amount using a market interest rate, without assuming any early conversion, and is recognized within “Other financial obligations,” whereas the equity component represents the difference between the principal amount and the liability component, and is recognized within “Other equity reserves” net of commissions. In the case of instruments that are optionally convertible into a fixed number of shares, the liability component represents the difference between the principal amount and the fair value of the conversion option premium, which reflects the equity component (note 2L). When the transaction is denominated in a currency different than the functional currency of the issuer, the conversion option is accounted for as a derivative financial instrument at fair value in the statement of operations.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Derivative financial instruments (note 16D)

CEMEX, S.A.B. de C.V. recognizes all derivative instruments as assets or liabilities in the balance sheet at their estimated fair values, and the changes in such fair values are recognized in profit or loss within “Other financial income (expenses), net” for the period in which they occur, except for the effective portion of changes in fair value of derivative instruments associated with cash flow hedges, in which case, such changes in fair value are recognized in stockholders’ equity, and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. Likewise, in hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result (note 2C), which reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, CEMEX, S.A.B. de C.V. did not designate fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX, S.A.B. de C.V. believes the risk of non-performance of the obligations agreed to by such counterparties to be minimal.

CEMEX, S.A.B. de C.V. reviews its different contracts to identify the existence of embedded derivatives. Identified embedded derivatives are analyzed to determine if they need to be separated from the host contract and recognized in the balance sheet as assets or liabilities, applying the same valuation rules used for other derivative financial instruments.

Put options granted for the purchase of non-controlling interests and associates

Represent agreements by means of which a non-controlling interest has the right to sell, at a future date using a predefined price formula or at fair market value, its shares in a subsidiary of CEMEX, S.A.B. de C.V. When the obligation should be settled in cash or through the delivery of other financial asset, CEMEX, S.A.B. de C.V. recognizes a liability for the NPV of the redemption amount as of the reporting date against the controlling interest within stockholders’ equity. A liability is not recognized under these agreements when the redemption amount is determined at fair market value at the exercise date and CEMEX, S.A.B. de C.V. has the election to settle using its own shares.

In respect of a put option granted for the purchase of an associate, CEMEX, S.A.B. de C.V. would recognize a liability against a loss in the statement of operations whenever the estimated purchase price exceeds the fair value of the net assets to be acquired by CEMEX, S.A.B. de C.V., had the counterparty exercised its right to sell.

Fair value measurements (note 16C)

Under IFRS, fair value represents an “Exit Value” which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation. The concept of Exit Value is premised on the existence of a market and market participants for the specific asset or liability. When there is no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•

Level 1.- represent quoted prices (unadjusted) in active markets for identical assets or liabilities that CEMEX, S.A.B. de C.V. has the ability to access at the measurement date. A quote price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available.

•

Level 2.- are inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded. Level 2 inputs included equity prices, certain interest rates and yield curves, implied volatility and credit spreads, among others, as well as inputs extrapolated from other observable inputs. In the absence of Level 1 inputs CEMEX, S.A.B. de C.V. determined fair values by iteration of the applicable Level 2 inputs, the number of securities and/or the other relevant terms of the contract, as applicable.

•

Level 3.- inputs are unobservable inputs for the asset or liability. CEMEX, S.A.B. de C.V. used unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples of Operative EBITDA, including risk assumptions consistent with what market participants would use to arrive at fair value.

2F)	INVENTORIES (note 10)

Inventories are valued using the lower of cost or net realizable value. The cost of inventories includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. CEMEX, S.A.B. de C.V. analyzes its inventory balances to determine if, as a result of internal events, such as physical damage, or external events, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value, whereas, if an obsolescence situation occurs, the inventory obsolescence reserve is increased. In both cases, these adjustments are recognized against the results of the period. Advances to suppliers of inventory are presented as part of other current assets.

2G)	EQUITY ACCOUNTED INVESTEES (note 12)

Investments in controlled entities and associates, which are not classified as held for sale, are measured using the equity method. Previous to the amendment, such investments were measured using the cost method. CEMEX, S.A.B. de C.V. early adopted the amendment to IAS 27 as of January 1, 2014.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

2H)	PROPERTY, MACHINERY AND EQUIPMENT (note 14)

Property, machinery and equipment are recognized at acquisition or construction cost, as applicable, less accumulated depreciation and accumulated impairment losses. Depreciation of property, machinery and equipment is recognized as part of operating costs and expenses and is calculated using the straight-line method over the estimated useful lives of the assets. As of December 31, 2016, the maximum average useful lives by category of fixed assets were as follows:

Years
Administrative and industrial buildings	68
Machinery and equipment in plant	25
Ready-mix trucks and motor vehicles	10

Costs incurred in respect of operating fixed assets that result in future economic benefits, such as an extension in their useful lives, an increase in their production capacity or in safety, as well as those costs incurred to mitigate or prevent environmental damage, are capitalized as part of the carrying amount of the related assets. The capitalized costs are depreciated over the remaining useful lives of such fixed assets. Periodic maintenance on fixed assets is expensed as incurred. Advances to suppliers of fixed assets are presented as part of other long-term accounts receivable.

The depreciation methods, useful lives and residual values of property, machinery and equipment are reviewed at each reporting date and adjusted if appropriate.

2I)	IMPAIRMENT OF LONG LIVED ASSETS (notes 12 and 14)

Property, machinery and equipment and other investments

These assets are tested for impairment upon the occurrence of factors such as the occurrence of a significant adverse event, changes in CEMEX, S.A.B. de C.V.’s operating environment or in technology, as well as expectations of lower operating results, in order to determine whether their carrying amounts may not be recovered. An impairment loss is recorded in profit or loss for the period within “Other income (expenses), net,” for the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value less costs to sell the asset, and the asset’s value in use, the latter represented by the NPV of estimated cash flows related to the use and eventual disposal of the asset. The main assumptions utilized to develop estimates of NPV are a discount rate that reflects the risk of the cash flows associated with the assets and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to available market information and by comparing to third-party expectations of industry growth, such as governmental agencies or industry chambers.

When impairment indicators exist, for each long lived asset, CEMEX, S.A.B. de C.V. determines its projected revenue streams over the estimated useful life of the long lived asset. In order to obtain discounted cash flows attributable to each long lived asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures, as applicable, and discounted to NPV using the risk adjusted discount rate of return. The most significant economic assumptions are: a) the useful life of the asset; b) the risk adjusted discount rate of return; c) royalty rates; and d) growth rates. Assumptions used for these cash flows are consistent with internal forecasts and industry practices. The fair values of these assets are very sensitive to changes in such significant assumptions. Certain key assumptions are more subjective than others. CEMEX, S.A.B. de C.V. validates its assumptions through benchmarking with industry practices and the corroboration of third party valuation advisors. Significant judgment by management is required to appropriately assess the fair values and values in use of the related assets, as well as to determine the appropriate valuation method and select the significant economic assumptions.

Equity accounted investees

Equity accounted investees are tested for impairment when required due to significant adverse changes, by determining the recoverable amount of such investment, which consists of the higher of the investment in subsidiaries and associates’ fair value, less cost to sell and value in use, represented by the discounted amount of estimated future cash flows to be generated to which those net assets relate. CEMEX, S.A.B. de C.V. determines initially its discounted cash flows over periods of 5 to 10 years, depending on the economic cycle. If the value in use of the equity accounted investees is lower than its corresponding carrying amount, CEMEX, S.A.B. de C.V. determines the fair value of its investment using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions, among others. An impairment loss is recognized within “Other income (expenses), net”, if the recoverable amount is lower than the net book value of the investment.

2J)	PROVISIONS (note 15)

CEMEX, S.A.B. de C.V. recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would imply cash outflows or the delivery of other resources owned by the Parent Company-only. As of December 31, 2016 and 2015 some significant proceedings that gave rise to a portion of the carrying amount of CEMEX, S.A.B. de C.V.’s other current and non-current liabilities and provisions are detailed in note 15.

Considering guidance under IFRS, CEMEX, S.A.B. de C.V. recognizes provisions for levies imposed by governments until the obligating event or the activity that triggers the payment of the levy has occurred, as defined in the legislation.

Contingencies and commitments (note 20)

Obligations or losses related to contingencies are recognized as liabilities in the balance sheet only when present obligations exist resulting from past events that are expected to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on an incurred or accrued basis, after taking into consideration the substance of the agreements. CEMEX, S.A.B. de C.V. does not recognize contingent revenues, income or assets, unless the realization is virtually certain.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

2K)	INCOME TAXES (note 18)

The effects reflected in profit or loss for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary. Deferred income taxes is the result of applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax assets such as loss carryforwards and other recoverable taxes, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow the manner in which CEMEX, S.A.B. de C.V. expects to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.

Deferred tax assets are reviewed at each reporting date and are reduced when it is not deemed probable that the related tax benefit will be realized, considering the aggregate amount of self-determined tax loss carryforwards included in its income tax returns where CEMEX, S.A.B. de C.V. believes, based on available evidence, will not be rejected by the tax authorities; and the likelihood of recovering such tax loss carryforwards prior to their expiration through an analysis of estimated future taxable income. If it is probable that the tax authorities would reject a self-determined deferred tax asset, CEMEX, S.A.B. de C.V. would decrease such asset. When it is considered that a deferred tax asset will not be recovered before its expiration, CEMEX, S.A.B. de C.V. would not recognize such deferred tax asset. Both situations would result in additional income tax expense for the period in which such determination is made. In order to determine whether it is probable that deferred tax assets will ultimately be recovered, CEMEX, S.A.B. de C.V. takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences, etc. Likewise, every reporting period, CEMEX, S.A.B. de C.V. analyzes its actual results versus the Company’s estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX, S.A.B. de C.V.’s estimates, the deferred tax asset and/or valuations may be affected and necessary adjustments will be made based on relevant information. Any adjustments recorded will affect CEMEX, S.A.B. de C.V.’s profit or loss in such period.

The income tax effects from an uncertain tax position are recognized when is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information, and they are measured using a cumulative probability model. Each position has been considered on its own, regardless of its relation to any other broader tax settlement. The high probability threshold represents a positive assertion by management that CEMEX, S.A.B. de C.V. is entitled to the economic benefits of a tax position. If a tax position is considered not probable of being sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the statement of operations.

The effective income tax rate is determined by dividing the line item “Income tax,” in profit or loss within the line item “Net income (loss) before income tax.” This effective tax rate is further reconciled to CEMEX, S.A.B. de C.V.’s statutory tax rate applicable in Mexico (note 18C). During 2014, CEMEX, S.A.B. de C.V. has experienced losses before income tax. In any given period whereas a loss before income tax is reported, the reference statutory tax rate to which CEMEX, S.A.B. de C.V. reconciles its effective income tax rate is shown as a negative percentage. A significant effect in CEMEX, S.A.B. de C.V.’s effective tax rate and consequently in the aforementioned reconciliation of CEMEX, S.A.B. de C.V.’s effective tax rate, relates to the difference between the statutory income tax rate in Mexico of 30% against the effective income tax rate.

CEMEX, S.A.B. de C.V.’s current and deferred income tax amounts included in profit or loss for the period are highly variable, and are subject, among other factors, to taxable income. Such amounts of taxable income depend on factors such as sale volumes and prices, costs and expenses, exchange rates fluctuations and interest on debt, among others, as well as to the estimated tax assets at the end of the period due to the expected future generation of taxable gains in each jurisdiction.

2L)	STOCKHOLDERS’ EQUITY

Common stock and additional paid-in capital (note 19A)

These items represent the value of stockholders’ contributions, and include increases related to the capitalization of retained earnings and the recognition of executive compensation programs in CEMEX, S.A.B. de C.V.’s CPOs as well as decreases associated with the restitution of retained earnings.

Other equity reserves

Groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity, and includes the comprehensive income (loss), which reflects certain changes in stockholders’ equity that do not result from investments by owners and distributions to owners. The most significant items within “Other equity reserves” during the reported periods are as follows:

Items of “Other equity reserves” included within other comprehensive income (loss):

•	Changes in fair value during the tenure of available-for-sale investments until their disposal (note 2E); and

•	Current and deferred income taxes during the period arising from items whose effects are directly recognized in stockholders’ equity.

Items of “Other equity reserves” not included in comprehensive income (loss):

•

The equity component of securities which are mandatorily or optionally convertible into shares of the Parent Company-only (note 16B). Upon conversion, this amount will be reclassified to common stock and additional paid-in capital; and

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Retained	earnings (note 19B)

Retained earnings represent the cumulative net results of prior years including the effects generated form initial adoption of IFRS as of January 1, 2010, net of: a) dividends declared; b) capitalization of retained earnings; and c) restitution of retained earnings when applicable.

2M)	REVENUE RECOGNITION (note 3)

CEMEX, S.A.B. de C.V. net sales, as well as the revenues from Parent Company-only activities, represent the value, before tax on sales, of revenues originated by products and services sold by CEMEX, S.A.B. de C.V. as a result of their ordinary activities and are quantified at the fair value of the consideration received or receivable, decreased by any trade discounts or volume rebates granted to customers.

Revenue from the sale of goods and services is recognized when goods are delivered or services are rendered to customers, there is no condition or uncertainty implying a reversal thereof, and they have assumed the risk of loss. Revenue from trading activities, in which CEMEX, S.A.B. de C.V. acquires finished goods from a third party and subsequently sells the goods to another third-party, are recognized on a gross basis, considering that CEMEX, S.A.B. de C.V. assumes the total risk on the goods purchased, not acting as agent or broker.

2N)	COST OF SALES AND OPERATING EXPENSES (note 4)

Cost of sales represents the production cost of inventories at the moment of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants and freight expenses of raw material in plants and delivery expenses of CEMEX, S.A.B. de C.V.’s ready-mix concrete business.

Administrative expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, related to managerial activities and back office for CEMEX, S.A.B. de C.V.’s management.

Sales expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, involved specifically in sales activities.

Distribution and logistics expenses refer to expenses of storage at points of sales, including depreciation and amortization, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities.

2O)	EXECUTIVE SHARE-BASED COMPENSATION

Share-based payments to executives are defined as equity instruments when services received from employees are settled by delivering shares of the Parent Company-only; or as liability instruments when CEMEX, S.A.B. de C.V. commits to make cash payments to the executives on the exercise date of the awards based on changes in CEMEX, S.A.B. de C.V.’s own stock (intrinsic value). The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in profit or loss during the period in which the exercise rights of the employees become vested. In respect of liability instruments, these instruments are valued at their estimated fair value at each reporting date, recognizing the changes in fair value through the operating results. CEMEX, S.A.B. de C.V. determines the estimated fair value of options using the binomial financial option-pricing model.

2P)	CONCENTRATION OF BUSINESS AND CREDIT

CEMEX, S.A.B. de C.V. sells its products primarily to distributors in the construction industry, with no specific geographic concentration. As of and for the years ended December 31, 2016, 2015 and 2014, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade accounts receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

2Q)	NEWLY ISSUED IFRS NOT YET ADOPTED

There are a number of IFRS issued as of the date of issuance of these financial statements but which have not yet been adopted, which are listed below. Except as otherwise indicated, CEMEX, S.A.B. de C.V. expects to adopt these IFRS when they become effective.

IFRS 9, Financial instruments: classification and measurement (“IFRS 9”). IFRS 9 sets forth the guidance relating to the classification and measurement of financial assets and liabilities, to the accounting for expected credit losses on an entity’s financial assets and commitments to extend credits, as well as the requirements related to hedge accounting, and will replace IAS 39, Financial instruments: recognition and measurement (“IAS 39”) in its entirety. IFRS 9 requires an entity to recognize a financial asset or a financial liability when, and only when, the entity becomes party to the contractual provisions of the instrument. At initial recognition, an entity shall measure a financial asset or financial liability at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability, and includes a category of financial assets at fair value through other comprehensive income for simple debt instruments. In respect to impairment requirements, IFRS 9 eliminates the threshold set forth in IAS 39 for the recognition of credit losses. Under the impairment approach in IFRS 9 it is no longer necessary for a credit event to have occurred before credit losses are recognized, instead, an entity always accounts for expected credit losses, and changes in those expected losses through profit or loss. In respect to hedging activities, the requirements of IFRS 9 align hedge accounting more closely with an entity’s risk management through a principles-based approach, by means of which, among other changes, the current range of 0.8 to 1.25 to declare and maintain a hedge is eliminated, and in its place, under IFRS 9, a hedging instrument will be declared only if it supports the entity’s risk management strategy. Nonetheless, the IASB provided entities with an accounting policy choice between applying the hedge accounting requirements of IFRS 9 or continuing to apply the existing hedge accounting requirements in IAS 39 until the IASB completes its project on the accounting for macro hedging.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Newly issued IFRS not yet adopted – continued

CEMEX, S.A.B. de C.V. is currently evaluating the impact that IFRS 9 will have on the classification and measurement of its financial assets and financial liabilities, impairment of financial assets and hedging activities. Preliminarily: a) CEMEX, S.A.B. de C.V. does not maintain fixed income investments held to maturity; and b) it is considered that the expected loss on trade accounts receivables will replace the current allowance for doubtful accounts. CEMEX, S.A.B. de C.V. is considering the full adoption of IFRS 9 on January 1, 2018, including hedge accounting. CEMEX, S.A.B. de C.V. does not expect any significant effect in its results from the adoption of IFRS 9. Nonetheless, CEMEX, S.A.B. de C.V. is not considering an early application of IFRS 9.

•

In May 2014, the IASB issued IFRS 15, Revenue from contracts with customers (“IFRS 15”). Under IFRS 15, an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, following a five step model: Step 1: Identify the contract(s) with a customer, which is an agreement between two or more parties that creates enforceable rights and obligations; Step 2: Identify the performance obligations in the contract, considering that if a contract includes promises to transfer distinct goods or services to a customer, the promises are performance obligations and are accounted for separately; Step 3: Determine the transaction price, which is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer; Step 4: Allocate the transaction price to the performance obligations in the contract, on the basis of the relative stand-alone selling prices of each distinct good or service promised in the contract; and Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation, by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer services to a customer). IFRS 15 also includes disclosure requirements that would provide users of financial statements with comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. IFRS 15 will supersede all existing guidance on revenue recognition. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted considering certain additional disclosure requirements.

CEMEX, S.A.B. de C.V. started in 2015 the evaluation of the impact that IFRS 15 will have on its accounting and disclosures related to its revenue. As of the reporting date, CEMEX, S.A.B. de C.V. has analyzed its contracts with customers in order to identify the several performance obligations and other offerings (discounts, loyalty programs, etc.) included in such contracts, among other aspects, aimed to determine potential differences in the accounting recognition of revenues in respect to current IFRS. In addition, CEMEX, S.A.B. de C.V. has provided training in IFRS 15 to key personnel with the support of external experts and has developed an online training. Preliminarily, considering its assessments at the reporting date, the nature of its business, its main transactions and current accounting policies, the fact that the transaction price is allocated to goods delivered or services rendered to customers when customers have assumed the risk of loss, CEMEX, S.A.B. de C.V. does not expect a significant effect in the timing of its accounting of its revenue from the adoption of IFRS 15. During 2017, CEMEX, S.A.B. de C.V. plans to complete its assessment and quantify any adjustment that would be necessary if certain portion of revenue that currently is being recognized at the transaction date or deferred during time, as applicable, should otherwise be recognized differently upon the adoption of IFRS 15. Beginning January 1, 2018, CEMEX, S.A.B. de C.V. plans to adopt IFRS 15 using the full retrospective approach. CEMEX, S.A.B. de C.V. is not considering the early application of IFRS 15.

•

On January 13, 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which will supersede all current standards and interpretations related to lease accounting. IFRS 16, defines leases as any contract or part of a contract that conveys to the lessee the right to use an asset for a period of time in exchange for consideration and the lessee directs the use of the identified asset throughout that period. In summary, IFRS 16 introduces a single lessee accounting model, and requires a lessee to recognize, for all leases with a term of more than 12 months, unless the underlying asset is of low value, assets for the right-of-use the underlying asset against a corresponding financial liability, representing the NPV of estimated lease payments under the contract, with a single income statement model in which a lessee recognizes depreciation of the right-of-use asset and interest on the lease liability. A lessee shall present either in the balance sheet, or disclose in the notes, right-of-use assets separately from other assets, as well as, lease liabilities separately from other liabilities. IFRS 16 is effective beginning January 1, 2019, with early adoption permitted considering certain requirements.

As of the reporting date, CEMEX, S.A.B. de C.V. has performed an assessment of its main outstanding operating and finance lease contracts, in order to inventory the most relevant characteristics of such contracts (type of assets, committed payments, maturity dates, renewal clauses, etc.). During 2017, CEMEX, S.A.B. de C.V. expects to define its future policy under IFRS 16 in connection with the exemption for short-term leases and low value assets in order to set the basis and be able to start quantifying the required adjustments for the proper recognition of the assets for the “right-of-use” and the corresponding financial liability, with a plan to adopt IFRS 16 beginning January 1, 2019 full retrospectively. Preliminarily, based on its assessment as of the reporting date, CEMEX, S.A.B. de C.V. considers that upon adoption of IFRS 16; most of its outstanding operating leases will be recognized on balance sheet increasing assets and liabilities, with no significant initial effect on CEMEX, S.A.B. de C.V.’s net assets. CEMEX, S.A.B. de C.V. is not considering the early application of IFRS 16.

•

On January 29, 2016, the IASB issued amendments to IAS 7, Statement of cash flows, which are effective beginning January 1, 2017. The amendments aim to enable users of financial statements to evaluate changes in liabilities arising from financing activities. To achieve this objective, the IASB requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. The amendments state that one way to fulfill the new disclosure requirement is to provide a roll-forward between the opening and closing balances in the statement of financial position for liabilities arising from financing activities. Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities. CEMEX S.A.B. de C.V. does not expect a significant effect from the adoption of these amendments.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

3)	INCOME FROM PARENT COMPANY-ONLY ACTIVITIES

Revenues from Parent Company-only activities as of December 31, 2016, 2015 and 2014, consisted of the following:

	2016	2015	2014
Rental income	$63	54	317
License fees	744	679	878

	$807	733	1,195

4)	OPERATING EXPENSES, DEPRECIATION AND AMORTIZATION

CEMEX, S.A.B. de C.V.’s operating expenses during 2016, 2015 and 2014 by function are as follows:

	2016	2015	2014
Administrative expenses	$10,046	10,633	4,433
Selling expenses	952	674	390
Distribution and logistics expenses	6,961	5,872	4,341

	$17,959	17,179	9,164

Depreciation and amortization recognized during 2016, 2015 and 2014 are detailed as follows:

	2016	2015	2014
Depreciation and amortization expense included in cost of sales	$423	481	8
Depreciation and amortization expense included in administrative, selling and distribution and logistics expenses	68	78	1

	$491	559	9

5)	OTHER INCOME (EXPENSES), NET

The detail of the line item “Other income (expenses), net” in 2016, 2015 and 2014 was as follows:

	2016	2015	2014
Results from the sale of assets, net	$319	(11)	18
Others	211	(55)	(47)

	$530	(66)	(29)

As of December 31, 2016, the Results from the sale of assets, net, include a gain of the divestment of equity interest in associates from approximately $293 (US$14) (note 12).

6)	OTHER FINANCIAL INCOME (EXPENSES), NET

As of December 31, 2016, 2015 and 2014, the detail of the line item “Other financial income (expenses), net” is as follows:

	2016	2015	2014
Financial income	$453	608	393
Results from financial instruments, net (note 16D)	348	(2,985)	(749)

	$801	(2,377)	(356)

7)	CASH AND CASH EQUIVALENTS

As of December 31, 2016 and 2015, cash and cash equivalents include cash and bank accounts of approximately $352 and $308, respectively.

8)	TRADE ACCOUNTS RECEIVABLES, NET

As of December 31, 2016 and 2015, trade accounts receivable, net consisted of:

	2016	2015
Trade accounts receivable	$3,948	3,549
Allowances for doubtful accounts	(219)	(77)

	$3,729	3,472

As of December 31 2016 and 2015 the expense related to doubtful account related to commercial activity (note 1) was approximately $142 and $53, respectively.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Trade accounts receivables, net – continued

As of December 31, 2016 and 2015, trade accounts receivable include receivables of $2,074 (US$100) and $2,007 (US$116), that were sold under outstanding securitization programs for the sale of trade accounts receivable and/or factoring programs with recourse in Mexico. Under the outstanding securitization programs, CEMEX, S.A.B. de C.V. effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, CEMEX, S.A.B. de C.V. retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable; therefore, the amounts received are recognized within other financial obligations. Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to $1,541 (US$74) in 2016 and $729 (US$42) in 2015. Therefore, the funded amount to CEMEX, S.A.B. de C.V. was $533 (US$26) in 2016 and $1,278 (US$74) in 2015, representing the amounts recognized within the line item of other financial obligations. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to approximately $70 (US$3) in 2016 and $78 (US$5) in 2015. CEMEX, S.A.B. de C.V.’s securitization program is negotiated for specific periods and may be renewed at their maturity. The securitization program outstanding as of December 31, 2016 matures in March 2017.

9)	OTHER ACCOUNTS RECEIVABLE

As of December 31, 2016 and 2015, other accounts receivable include the following:

	2016	2015
Other refundable taxes	$577	972
Financial instruments	233	2
Non- trade accounts receivable	137	115

	$947	1,089

10)	INVENTORIES

As of December 31, 2016 and 2015, the balance of inventories was summarized as follows:

	2016	2015
Finished goods	$788	622
Work-in-process	538	538
Raw materials	486	435
Materials and spare parts	1,220	1,011
Inventory in transit	706	235

	$3,738	2,841

For the years ended December 31, 2016 and 2015, CEMEX, S.A.B. de C.V. recognized in profit or loss, inventory obsolescence of approximately $6 and $4, respectively.

11)	OTHER CURRENT ASSETS

As of December 31, 2016 and 2015, other current assets consisted of:

	2016	2015
Advance payments	$60	75
Assets held for sale	3,882	13

	$3,942	88

Assets held for sale are measured at the lower of their estimated realizable value, less costs to sell, and their carrying amounts, as well as liabilities directly related with such assets. In 2016, assets held for sale include CEMEX, S.A.B. de C.V.’s investment in 23% of Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”) common stock for approximately $3,866 (note 12). CEMEX, S.A.B. de C.V. analyzes alternatives to sell its investment in GCC in the short-term. See note 22 for subsequent events related to this investment.

12)	EQUITY ACCOUNTED INVESTEES

As of December 31, 2016 and 2015 equity accounted investees, include the following:

	Activity	Country	%	2016	2015
CEMEX México, S.A. de C.V	Cement	Mexico	100.0	$322,426	235,803
CEMEX Trademarks Holding Ltd.	Holding	Switzerland	49.2	44,625	38,479
CEMEX Operaciones México, S.A. de C.V.	Holding	Mexico	21.3	37,456	32,472
CEMEX Central, S.A. de C.V.	Administrative Services	Mexico	100.0	10,293	6,510
Control Administrativo Mexicano, S.A. de C.V	Cement	Mexico	49.0	—	5,613
Camcem, S.A. de C.V.	Cement	Mexico	40.1	3,770	600
Other companies	—	—	—	610	542

				$419,180	320,019

Out of which:
Book value				$561,747	433,093
Changes in stockholders’ equity				$(142,567)	(113,074)

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Equity accounted investees - continued

During 2016 and 2015, CEMEX, S.A.B. de C.V. made stockholders’ equity contributions to subsidiaries of approximately $37,039 and $11,330, respectively. In connection with such contributions in 2016, CEMEX, S.A.B. de C.V. made a contribution to CEMEX Research Group AG a subsidiary of CEMEX Mexico, S.A. de C.V. for approximately $36,228 and increased its investment in shares of CEMEX Trademarks Holding Ltd in approximately 0.5% through a contribution of approximately $811. In addition, during 2016, CEMEX, S.A.B. de C.V. sold its interest in Ventikas to Infraestructura Energética Nova S.A.B. de C.V., current owner of 100% of Ventikas, for approximately US$15 ($311). CEMEX, S.A.B. de C.V. will remain as the manager of the Ventikas facilities in exchange of a management fee.

During 2016, CEMEX, S.A.B. de C.V. participated as shareholder in a share restructuring executed by Camcem, S.A. de C.V. (“Camcem”), indirect Parent Company of Control Administrativo Mexicano, S.A. de C.V. (“Camsa”) and GCC, aimed to simplify its corporate structure, by means of which, Imin de México, S.A. de C.V., intermediate holding company, Camsa and GCC were merged, prevailing GCC as the surviving entity. As a result of the share restructuring, CEMEX, S.A.B. de C.V.’s 10.3% interest in Camcem and 49% interest in Camsa, both before the restructuring, were exchanged and transformed on equivalent basis into a 40.1% interest in Camcem and 23% interest in GCC, which shares trade in the MSE.

Combined condensed balance sheet information of CEMEX, S.A.B. de C.V.’s associates as of December 31, 2016 and 2015 is set forth below:

	2016	2015
Current assets	$8,418	6,258
Non-current assets	29,178	20,421

Total assets	37,596	26,679

Current liabilities	2,809	2,102
Non-current liabilities	16,853	9,635

Total liabilities	19,662	11,737

Total net assets	$17,934	14,942

Combined selected information of profit or loss of CEMEX, S.A.B. de C.V.’s associates in 2016, 2015 and 2014 is set forth below:

	2016	2015	2014
Sales	$12,931	12,081	10,010
Operating earnings	2,311	1,653	1,126
Income before income tax	1,577	1,643	645
Net income	604	682	226

13)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of December 31, 2016 and 2015, other investments and non-current accounts receivable include the following:

	2016	2015
Other investments	$1,073	1,739
Financial derivative instruments (note 16D)	1,900	871

	$2,973	2,610

14)	PROPERTY, MACHINERY AND EQUIPMENT, NET

As of December 31, 2016 and 2015, property, machinery and equipment include the following:

	2016	2015
Lands	$2,837	2,518
Buildings	640	559
Machinery and equipment	1,026	1,483
Investments in progress	54	35
Accumulated depreciation	(1,084)	(946)

	$3,473	3,649

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Property, machinery and equipment, net - continued

Changes in property, machinery and equipment, net for the year ended December 31, 2016 and 2015, were as follows:

	2016
			Machinery and	Investments in
	Land	Building	equipment	progress	Total
Cost at beginning of period	$2,518	559	1,483	35	4,595
Accumulated depreciation	—	(394)	(552)	—	(946)

Net book value at beginning of period	2,518	165	931	35	3,649
Capital expenditures	—	—	35	54	89
Disposals	(13)	—	(265)	(35)	(313)
Depreciation for the period	—	(5)	(486)	—	(491)
Foreign currency translation effects	332	81	126	—	539

Cost at end of period	2,837	640	1,026	54	4,557
Accumulated depreciation	—	(399)	(685)	—	(1,084)

Net book value at end of period	$2,837	241	341	54	3,473

	2015
			Machinery and	Investments in
	Land	Building	equipment	progress	Total
Cost at beginning of period	$2,170	533	—	—	2,703
Accumulated depreciation	—	(387)	—	—	(387)

Net book value at beginning of period	2,170	146	—	—	2,316
Capital expenditures	4	35	13	35	87
Additions through capital leases	—	—	1,499	—	1,499

Total capital expenditures	2,174	181	1,512	35	3,902
Disposals	(18)	(35)	(29)	—	(82)
Depreciation for the period	—	(7)	(552)	—	(559)
Foreign currency translation effects	362	26	—	—	388

Cost at end of period	2,518	559	1,483	35	4,595
Accumulated depreciation	—	(394)	(552)	—	(946)

Net book value at end of period	$2,518	165	931	35	3,649

15)	OTHER CURRENT LIABILITIES

As of December 31, 2016 and 2015, other current liabilities are shown below:

	2016	2015
Accounts payable, accrued expenses and interest payable	$3,117	2,599
Taxes payable	1,147	1,067
Advances from customers	1,778	852

	$6,042	4,518

As of December 31, 2016 and 2015, the caption accounts payable, accrued expense and interest payable, includes approximately $359 (US$17) and $313 (US$18) from provisions related to insurances and fees, respectively.

16)	FINANCIAL INSTRUMENTS

16A)	SHORT-TERM AND LONG-TERM DEBT

CEMEX, S.A.B. de C.V.’s debt summarized as of December 31, 2016 and 2015, by interest rates and currencies was as follows:

	2016			2015
	Short-term	Long-term	Total	Short-term	Long-term	Total
Floating rate debt	$80	63,394	63,474	$67	61,422	61,489
Fixed rate debt	648	108,542	109,190	—	101,748	101,748

	$728	171,936	172,664	$67	163,170	163,237

Effective rate 1
Floating rate	4.9%	4.0%		4.3%	4.0%
Fixed rate	4.4%	6.3%		—	6.2%

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Short-term and long-term debt — continued

	2016				2015
				Effective				Effective
Currency	Short-term	Long-term	Total	rate 1	Short-term	Long-term	Total	rate 1
Dollars	$80	135,118	135,198	5.8%	$67	133,289	133,356	5.7%
Pesos	648	—	648	4.4%	—	627	627	4.4%
Euros	—	36,818	36,818	4.0%	—	29,254	29,254	4.1%

	$728	171,936	172,664		$67	163,170	163,237

1	Represents the weighted average effective interest rate.

2016	Short-term	Long-term	2015	Short-term	Long-term
Bank loans			Bank loans
Loans in foreign countries, 2017 to 2022	$—	114	Loans in foreign countries, 2016 to 2018	$—	161
Syndicated loans, 2017 to 2020	—	56,875	Syndicated loans, 2016 to 2019	—	52,763

	—	56,989		—	52,924

Notes payable			Notes payable
Notes payable in Mexico, 2017	—	648	Notes payable in Mexico, 2016 to 2017	—	627
Medium-term notes, 2017 to 2026	—	115,027	Medium-term notes, 2016 to 2025	—	109,686
Other notes payable, 2017 to 2025	—	—	Other notes payable, 2016 to 2025	—	—

	—	115,675		—	110,313

Total bank loans and notes payable	—	172,664	Total bank loans and notes payable	—	163,237
Current maturities	728	(728)	Current maturities	67	(67)

	$728	171,936		$67	163,170

As of December 31, 2016 and 2015, discounts, fees and other direct costs incurred in the issuance of CEMEX, S.A.B. de C.V.’s outstanding notes payable for approximately US$33 ($684) and US$48 ($827), respectively, adjusted the balance of payable instruments and are amortized to financing expense over the maturity of the related debt instruments.

Changes in debt for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016	2015	2014
Debt at beginning of year	$163,237	122,973	93,641
Proceeds from new debt instruments	41,999	51,928	42,205
Debt repayments	(64,706)	(35,594)	(25,003)
Foreign currency translation effects	32,134	23,930	12,130

Debt at end of year	$172,664	163,237	122,973

As of December 31, 2016 and 2015, as presented in the table above of debt by type of instrument, approximately 33% and 32%, respectively, of CEMEX, S.A.B. de C.V.’s total indebtedness, was represented by bank loans, of which the most significant portion corresponded to those balances under CEMEX, S.A.B. de C.V.’s financing agreement entered into on September 29, 2014, as amended several times in 2015 and 2016 (the “Credit Agreement”) of approximately US$2,745 ($56,876) in 2016 and US$3,062 ($52,763) in 2015.

In addition, as of December 31, 2016 and 2015, as presented in the table above of debt by type of instrument, approximately 67% and 68%, respectively, of CEMEX, S.A.B. de C.V.’s total indebtedness, was represented by notes payable, of which, the most significant portion was long-term in both periods.

As of December 31, 2016 and 2015, CEMEX, S.A.B. de C.V.’s long-term notes payable are detailed as follows:

								Balances as of December 31,
	Date of		Principal		Maturity	Repurchased	Outstanding
Description[2]	issuance	Currency	amount	Rate [1]	date	amount US$ [3]	amount US$	2016	2015
April 2026 Notes 4	16/Mar/16	Dollar	1,000	7.75%	16/Apr/26	—	1,000	$20,630	—
March 2025 Notes 5	03/Mar/15	Dollar	750	6.125%	05/May/25	—	750	15,488	12,866
January 2025 Notes 6	11/Sep/14	Dollar	1,100	5.70%	11/Jan/25	(29)	1, 071	22,123	18,382
March 2023 Notes 5	03/Mar/15	Euro	550	4.375%	05/Mar/23	—	579	11,948	10,251
January 2022 Notes 6	11/Sep/14	Euro	400	4.75%	11/Jan/22	—	421	8,696	7,462
January 2021 Notes 4	02/Oct/13	Dollar	1,000	7.25%	15/Jan/21	(273)	727	15,019	17,184
December 2019 Notes 4	12/Aug/13	Dollar	1,000	6.50%	10/Dec/19	(292)	708	14,638	16,973
March 2019 Notes	25/Mar/13	Dollar	600	5.875%	25/Mar/19	(600)	—	—	10,302
October 2018 Variable Notes 4	02/Oct/13	Dollar	500	L+475bps	15/Oct/18	(187)	313	6,485	8,564
June 2018 Notes	17/Sep/12	Dollar	500	9.50%	15/Jun/18	(500)	—	—	7,702
November 2017 Notes	30/Nov/07	Peso	627	4.40%	17/Nov/17	—	30	648	627

								$115,675	110,313

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Short-term and long-term debt – continued

1

The letter “L” included above refers to LIBOR, which represents the London Inter-Bank Offered Rate, variable rate used in international markets for debt denominated in U.S. dollars. As of December 31, 2016 and 2015, the 3-Month LIBOR rate was 0.9979% and 0.6127%, respectively. The contraction “bps” means basis points. One hundred basis points equal 1%.

2

Unless otherwise indicated, all issuances are fully and unconditionally guaranteed by CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., CEMEX Concretos S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., CEMEX Asia, B.V., CEMEX Corp., CEMEX Egyptian Investments, B.V., CEMEX Egyptian Investments II, B.V., CEMEX Finance LLC, CEMEX France Gestion, (S.A.S.), CEMEX Research Group AG, CEMEX Shipping B.V. and CEMEX UK.

3	Presented net of all outstanding notes repurchased and held by CEMEX, S.A.B. de C.V.’s subsidiaries.
4

On May 9, 2016, using available funds from the issuance of the April 2026 Notes, the sale of assets and cash flows provided by operating activities, and by means of tender offers, CEMEX, S.A.B. de C.V. completed the purchase of approximately US$178 principal amount of the October 2018 Variable Notes, and the purchase of approximately US$219 principal amount of the December 2019 Notes. Moreover, on October 28, 2016, CEMEX, S.A.B. de C.V. repurchased US$242 principal amount of the January 2021 Notes.

5

On March 30, 2015, in connection with the issuance of the March 2023 Notes and the March 2025 Notes, CEMEX, S.A.B. de C.V. repurchased US$344 of the remaining principal amount of the then outstanding January 2018 Notes. In addition, on May 15, 2015, CEMEX, S.A.B. de C.V. repurchased US$213 of the remaining principal amount of the then outstanding May 2020 Notes, and on June 30, 2015, the purchase of the remaining principal amount for US$746 of the then outstanding September 2015 Variable Notes.

6

On January 11, 2015, in connection with the issuance of the January 2025 Notes and the January 2022 Notes, CEMEX, S.A.B. de C.V. completed the purchase of additional US$217 principal amount of the then outstanding January 2018 Notes.

During 2016, 2015 and 2014, as a result of the debt transactions incurred by CEMEX, S.A.B. de C.V. mentioned above, including exchange offers and tender offers to replace and/or repurchase existing debt instruments, CEMEX, S.A.B. de C.V. paid combined premiums, fees and issuance costs for approximately US$111 ($2,300), US$51 ($877) and US$113 ($1,508), respectively, of which approximately US$76 ($1,575) in 2016, US$25 ($435) in 2015 and US$66 ($876) in 2014, associated with the extinguished portion of the exchanged or repurchased notes, were recognized in profit or loss in each year within “Financial expense”. In addition, approximately US$5 ($104) in 2016, US$26 ($443) in 2015 and US$47 ($633) in 2014, corresponding to issuance costs of new debt and/or the portion of the combined premiums, fees and issuance costs treated as a refinancing of the old instruments by considering that: a) the relevant economic terms of the old and new notes were not substantially different; and b) the final holders of the new notes were the same of such portion of the old notes; adjusted the carrying amount of the new debt instruments, and are amortized over the remaining term of each instrument. Moreover, proportional fees and issuance costs related to the extinguished debt instruments for approximately US$30 ($622) in 2016, US$20 ($320) in 2015 and US$78 ($1,048) in 2014 that were pending for amortization were recognized in profit or loss of each year as part of “Financial expense”.

Long-term debt maturities as of December 31, 2016, are as follows:

2016
2018	$22,742
2019	32,800
2020	22,490
2021	15,019
2022 and thereafter	78,885

$171,936

Credit Agreement, Facilities Agreement and Financing Agreement

On September 29, 2014, CEMEX, S.A.B. de C.V. entered into the Credit Agreement for US$1,350 with nine of the main participating banks under its Facilities Agreement. The proceeds from the Credit Agreement were used to repay US$1,350 of debt under the then existing Facilities Agreement. In addition, on November 3, 2014, CEMEX, S.A.B. de C.V. received US$515 of additional commitments from banks that agreed to join the Credit Agreement, increasing the total principal amount to US$1,865. The incremental amount was applied to partially prepay the Facilities Agreement and other debt. Considering the aforementioned reductions to the Facilities Agreement, along with the repayment on September 12, 2014 of US$350 of debt under the Facilities Agreement using the proceeds from the January 2025 Notes, as of December 31, 2014, the total outstanding amount under the Facilities Agreement was approximately US$2,050, scheduled to mature in 2017.

On July 30, 2015, CEMEX, S.A.B. de C.V. repaid in full the then total amount outstanding of approximately US$1,937 ($33,375) under the Facilities Agreement with new funds from 21 financial institutions, which joined the Credit Agreement under new tranches, allowing CEMEX, S.A.B. de C.V. to increase the average life of its syndicated bank debt to approximately 4 years as of such date. The tranches share the same guarantors and collateral package as the original tranches under the Facilities Agreement. On September 21, 2015 three additional financial institutions provided additional commitments for approximately US$30. As of December 31, 2015, total commitments under the Credit Agreement included approximately €621 (US$675 or $11,624) and approximately US$3,149 ($54,257), out of which about US$735 ($12,664) were in a revolving credit facility. At the same date, the Credit Agreement had an amortization profile, considering all commitments, of approximately 10% in 2017; 25% in 2018; 25% in 2019; and 40% in 2020. On November 30, 2016, CEMEX, S.A.B. de C.V. prepaid US$373 ($7,729) corresponding to the September 2017 amortization under the Credit Agreement and agreed with the lenders to exchange current funded commitments for US$664 maturing in 2018 into the revolving facility, maintaining their original amortization schedule and the same terms and conditions.

As of December 31, 2016, total commitments under the Credit Agreement amounted to approximately €746 (US$785 or $16,259) and approximately US$2,826 ($58,555), out of which approximately US$1,413 ($29,277) were in the revolving credit facility. At the same date, the Credit Agreement had an amortization profile, considering all commitments, of approximately US$783 in 2018; US$883 in 2019; and US$1,096 in 2020.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Credit Agreement, Facilities Agreement and Financing Agreement – continued

On August 14, 2009, CEMEX, S.A.B. de C.V. entered into a financing with its major creditors, as amended from time to time during 2009, 2010, 2011 and 2012 (the “Financing Agreement”), by means of which CEMEX, S.A.B. de C.V. extended the maturities of US$14,961 of syndicated loans, private placement notes and other obligations. After the application of the proceeds from several refinancing transactions, the sale of assets, and a Parent Company-only equity offering in 2009, in September 2012, CEMEX, S.A.B. de C.V. entered into the Facilities Agreement pursuant to an exchange with the creditors under the Financing Agreement of their existing loans and private placement notes for new loans and new private placement notes of approximately US$6,155 maturing in February 2017, US$500 of the June 2018 Notes and approximately US$525 of loans and private placement notes remained outstanding under the existing Financing Agreement. Subsequently, after the application in 2012 of proceeds resulting from the October 2022 Notes, the aggregate principal amount of loans and U.S. dollar private placement notes under the amended Financing Agreement decreased to US$55. This amount was repaid in full in March 2013 with proceeds from the issuance of the March 2019 Notes.

All tranches under the Credit Agreement have substantially the same terms, including an applicable margin over LIBOR of between 250 to 400 basis points, depending on the leverage ratio (as defined below) of CEMEX, S.A.B. de C.V. as follows:

Consolidated leverage ratio	Applicable margin
> 5.50x	425 bps
< 5.50x > 5.00	350 bps
< 5.00x > 4.50	325 bps
< 4.50x > 4.00	300 bps
< 4.00x > 3.50	275 bps
< 3.50x	250 bps

In February 2016, CEMEX, S.A.B. de C.V. launched a consent request to lenders under the Credit Agreement, in connection with its plan to sell a non-controlling interest in CEMEX Holding Philippines Inc, main holding company of CEMEX, S.A.B. de C.V.’s operations in the Philippines. On March 7, 2016, CEMEX, S.A.B. de C.V. obtained such consent. Jointly with this consent, in respect to the table above, some amendments were applicable to the Credit Agreement. Such amendments are in connection with the consolidated leverage ratio on the applicable margin over LIBOR. If the consolidated leverage ratio exceeds 5.50 times on December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017, the applicable margin over LIBOR would be 425 bps instead of 400 bps. The amendments also modify the consolidated leverage ratio limits as described in the financial covenants. For the years ended December 31, 2016 and 2015, under the Credit Agreement, CEMEX, S.A.B. de C.V. observed the following thresholds: (a) the aggregate amount allowed for capital expenditures cannot exceed US$1,000 per year excluding certain capital expenditures, and, joint venture investments and acquisitions by CEMEX Latam Holdings, S.A. (“CEMEX Latam” or “CLH”), indirect holding company of CEMEX’s operations in Colombia, Panama, Costa Rica, Guatemala, El Salvador and Brasil which shares trade in the Colombian stock exchange, and its subsidiaries, which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of US$500 (or its equivalent); and (b) the amounts allowed for permitted acquisitions and investments in joint ventures cannot exceed US$400 per year. Nonetheless, such limitations do not apply if capital expenditures or acquisitions are funded with equity, equity-like issuances or asset disposals proceeds.

The debt under the Credit Agreement and previously under the Facilities Agreement, is guaranteed by CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., Empresas Toltecas de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., CEMEX Asia, B.V., CEMEX Corp., CEMEX Egyptian Investments, B.V., CEMEX Egyptian Investments II, B.V., CEMEX Finance LLC., CEMEX France Gestion, (S.A.S.), CEMEX Research Group AG, CEMEX Shipping B.V. and CEMEX UK. In addition, the debt under such agreements (together with all other senior capital markets debt issued or guaranteed by CEMEX, S.A.B. de C.V., and certain other precedent facilities) is also secured by a first-priority security interest in: (a) substantially all the shares of CEMEX México, S.A. de C.V.; CEMEX Operaciones México, S.A. de C.V; New Sunward Holding B.V.; CEMEX Trademarks Holding Ltd. and CEMEX España (the “Collateral”), and (b) all proceeds of such Collateral.

In addition to the restrictions mentioned above, and subject in each case to the permitted negotiated amounts and other exceptions, CEMEX, S.A.B. de C.V. is also subject to a number of negative covenants that, among other things, restrict or limit its ability to: (i) create liens; (ii) incur additional debt; (iii) change CEMEX, S.A.B. de C.V.’s business or the business of any obligor or material subsidiary (in each case, as defined in the Credit Agreement and the Facilities Agreement); (iv) enter into mergers; (v) enter into agreements that restrict its subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose of certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions; (xi) enter into certain derivatives transactions; and (xii) exercise any call option in relation to any perpetual bonds CEMEX, S.A.B. de C.V. issues unless the exercise of the call options does not have a materially negative impact on its cash flow.

The Credit Agreement also contains a number of affirmative covenants that, among other things, require CEMEX, S.A.B. de C.V. to provide periodic financial information to its lenders. However, a number of those covenants and restrictions will automatically cease to apply or become less restrictive if CEMEX, S.A.B. de C.V. so elects when: (i) CEMEX, S.A.B. de C.V.’s Leverage Ratio (as defined hereinafter) for the two most recently completed quarterly testing periods is less than or equal to 4.0 times; and (ii) no default under the Credit Agreement is continuing. At that point the Leverage Ratio must not exceed 4.25 times. Restrictions that will cease to apply when CEMEX, S.A.B. de C.V. satisfies such conditions include the capital expenditure limitations mentioned above and several negative covenants, including limitations on CEMEX, S.A.B. de C.V.’s ability to declare or pay cash dividends and distributions to shareholders, limitations on CEMEX, S.A.B. de C.V.’s ability to repay existing financial indebtedness, certain asset sale restrictions, certain mandatory prepayment provisions, and restrictions on exercising call options in relation to any perpetual bonds CEMEX, S.A.B. de C.V. At such time, several baskets and caps relating to negative covenants will also increase, including permitted financial indebtedness, permitted guarantees and limitations on liens. However, CEMEX, S.A.B. de C.V. cannot assure that it will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the Credit Agreement.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Credit Agreement, Facilities Agreement and Financing Agreement - continued

In addition, the Credit Agreement contains events of default, some of which may occur and are outside of CEMEX, S.A.B. de C.V.’s control such as expropriation, sequestration and availability of foreign exchange. As of December 31, 2016 and 2015, CEMEX, S.A.B. de C.V. was not aware of any event of default. CEMEX, S.A.B. de C.V. cannot assure that it will be able to comply with the restrictive covenants and limitations contained in the Credit Agreement. CEMEX, S.A.B. de C.V.’s failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect CEMEX, S.A.B. de C.V.’s business and financial condition.

Financial Covenants

The Credit Agreement and previously the Facilities Agreement requires CEMEX, S.A.B. de C.V. the compliance with financial ratios, which mainly include: a) the consolidated ratio of debt to Operating EBITDA (the “Leverage Ratio”); and b) the consolidated ratio of Operating EBITDA to interest expense (the “Coverage Ratio”). These financial ratios are calculated according to the formulas established in the debt contracts using the consolidated amounts under IFRS. Considering the amendments of March 7, 2016 mentioned above.

As of December 31, 2016, CEMEX, S.A.B. de C.V. must comply with a Coverage Ratio and a Leverage Ratio for each period of four consecutive fiscal quarters as follows:

Period	Coverage Ratio	Period	Leverage Ratio
For the period ending on December 31, 2016 up to and including the period ending on March 31, 2017	> = 1.85	For the period ending on December 31, 2016 up to and including the period ending on March 31, 2017	< = 6.00
		For the period ending on June 30, 2017 up to and including the period ending on September 30, 2017	< = 5.75
For the period ending on June 30, 2017 up to and including the period ending on September 30, 2017	> = 2.00	For the period ending on December 31, 2017 up to and including the period ending on March 31, 2018	< = 5.50
		For the period ending on June 30, 2018 up to and including the period ending on September 30, 2018	< = 5.25
For the period ending on December 31, 2017 and each subsequent reference period	> = 2.25	For the period ending on December 31, 2018 up to and including the period ending on March 31, 2019	< = 5.00
		For the period ending on June 30, 2019 up to and including the period ending on September 30, 2019	< = 4.50
		For the period ending on December 31, 2019 up to and including the period ending on March 31, 2020	< = 4.25
		For the period ending on June 30, 2020 and each subsequent reference period	< = 4.00

CEMEX, S.A.B. de C.V.’s ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets. For the compliance periods ended as of December 31, 2016, 2015 and 2014, taking into account the Credit Agreement and the Facilities Agreement, as applicable, CEMEX, S.A.B. de C.V. was in compliance with the financial covenants imposed by its debt contracts. The main consolidated financial ratios as of December 31, 2016, 2015 and 2014 were as follows:

The main consolidated financial ratios as of December 31, 2016, 2015 and 2014 were as follows:

		Financial ratios
		2016	2015	2014
Leverage ratio1, [2]	Limit	=< 6.00	=< 6.00	=< 6.50
	Calculation	4.23	5.21	5.19
Coverage ratio[3]	Limit	=> 1.85	=> 1.85	=> 1.75
	Calculation	3.18	2.61	2.34

1

The leverage ratio is calculated in pesos by dividing “Funded debt” by pro forma Operating EBITDA for the last twelve months as of the calculation date. Funded debt equals debt, as reported in the balance sheet excluding finance leases, plus perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments.

2

Pro forma Operating EBITDA represents, all calculated in pesos, Operating EBITDA for the last twelve months as of the calculation date, plus the portion of Operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, minus Operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated.

3

The coverage ratio is calculated in pesos using the amounts from the financial statements, by dividing the pro forma operating EBITDA by the financial expense for the last twelve months as of the calculation date. Financial expense includes interest accrued on the perpetual debentures.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Financial Covenants - continued

CEMEX, S.A.B. de C.V. will classify all of its outstanding debt as current debt in its balance sheet if: 1) as of any measurement date CEMEX, S.A.B. de C.V. fails to comply with the aforementioned financial ratios or 2) the cross default clause that is part of the Credit Agreement is triggered by the provisions contained therein; 3) as of any date prior to a subsequent measurement date CEMEX, S.A.B. de C.V. expects not to be in compliance with such financial ratios, in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) a signed refinancing agreement to refinance the relevant debt on a long-term basis. Moreover, concurrent with the aforementioned classification of debt in the short-term, the noncompliance of CEMEX, S.A.B. de C.V. with the financial ratios agreed upon pursuant to the Credit Agreement or, in such event, the absence of a waiver of compliance or a negotiation thereof, after certain procedures upon CEMEX, S.A.B. de C.V.’s lenders’ request, they would call for the acceleration of payments due under the Credit Agreement. That scenario will have a material adverse effect on CEMEX, S.A.B. de C.V.’s liquidity, capital resources and financial position.

16B)	OTHER FINANCIAL OBLIGATIONS

Other financial obligations in the balance sheet of CEMEX, S.A.B. de C.V. as of December 31, 2016 and 2015, are as follows:

	2016			2015
	Short-term	Long-term	Total	Short-term	Long-term	Total
I. Convertible subordinated notes due 2020	$—	10,417	10,417	$—	8,569	8,569
II. Convertible subordinated notes due 2018	—	13,575	13,575	—	10,826	10,826
II. Convertible subordinated notes due 2016	—	—	—	6,007	—	6,007
III. Mandatorily convertible securities due in 2019	278	689	967	239	961	1,200
IV. Liabilities secured with accounts receivable	533	—	533	—	1,278	1,278

	$811	24,681	25,492	$6,246	21,634	27,880

Financial instruments convertible into CEMEX, S.A.B. de C.V.’s shares contain components of liability and equity, which are recognized differently depending upon the currency in which the instrument is denominated and the functional currency of the issuer (note 2E).

I.	Optional convertible subordinated notes due 2020

During 2015, CEMEX, S.A.B. de C.V. issued US$521 aggregate principal amount of 3.72% convertible subordinated notes due in March 2020 (the “2020 Convertible Notes”). The 2020 Convertible Notes were issued: a) US$200 as a result of the exercise in March 13, 2015 of US$200 notional amount of Contingent Convertible Units (“CCUs”) (described below), and b) US$321 as a result of the exchange with certain investors in May 2015, which together with early conversions, resulted in settlement of approximately US$626 aggregate principal amount of 3.25% convertible subordinated notes due in 2016 (the “2016 Convertible Notes”) held by such investors and the issuance and delivery by CEMEX, S.A.B. de C.V. of an estimated 42 million ADSs, which included a number of additional ADSs issued to the holders as non-cash inducement premiums. The 2020 Convertible Notes, which are subordinated to all of CEMEX, S.A.B. de C.V.’s liabilities and commitments, are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs at any time at the holder’s election and are subject to antidilution adjustments. The difference at the exchange date between the fair value of the 2016 Convertible Notes and the 42 million ADSs against the fair value of the 2020 Convertible Notes, represented a loss of approximately $365 recognized in 2015 as part of “Other financial income (expense), net”. The aggregate fair value of the conversion option as of the issuance dates which amounted to approximately $199 was recognized in other equity reserves. As of December 31, 2016 and 2015, the conversion price per ADS was approximately 11.45 dollars and 11.90 dollars, respectively. After antidilution adjustments, the conversion rate as of December 31, 2016 and 2015 was 87.3646 ADS and 84.0044 ADS per each 1 thousand dollars principal amount of such notes, respectively.

II.	Optional convertible subordinated notes due in 2016 and 2018

On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of US$978 aggregate principal amount of the 2016 Convertible Notes and US$690 principal amount of 3.75% convertible subordinated notes due in 2018 (the “2018 Convertible Notes”). The notes were subordinated to all of CEMEX, S.A.B. de C.V.’s liabilities and commitments. The notes are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs, and are subject to antidilution adjustments. After the exchange of notes described in the paragraph above, as of December 31, 2015, US$352 of the 2016 Convertible Notes remained outstanding, which were repaid in cash at their maturity on March 15, 2016. As of December 31, 2016 and 2015, the conversion price per ADS of the notes then outstanding was approximately 8.92 dollars and 9.27 dollars, respectively. After antidilution adjustments, the conversion rate as of December 31, 2016 and 2015 was 112.1339 ADS and 107.8211 ADS, respectively, per each 1 thousand dollars principal amount of such notes. Concurrent with the offering, a portion of the net proceeds from this transaction were used to fund the purchase of capped call options, which are generally expected to reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon the potential conversion of such notes (note 16D).

III.	Mandatorily convertible securities due in 2019

In December 2009, CEMEX, S.A.B. de C.V. exchanged debt into approximately US$315 ($6,527) principal amount of 10% mandatorily convertible securities in pesos with maturity in 2019 (the “2019 Mandatorily Convertible Securities”). Reflecting antidilution adjustments, the notes will be converted at maturity or earlier if the price of the CPO reaches approximately $29.50 into approximately 210 million CPOs at a conversion price of approximately $19.66 per CPO. Holders have an option to voluntarily convert their securities on any interest payment date into CPOs. The conversion option embedded in these securities is treated as a stand-alone derivative liability at fair value through the statement of operations (note 16D). Changes in fair value of the conversion option generated losses for approximately US$29 ($601) in 2016 and gain for approximately of US$18 ($310) in 2015 and losses of approximately US$11 ($159) in 2014.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

IV.	Liabilities secured with accounts receivable

As of December 31, 2016 and 2015, CEMEX, S.A.B. de C.V. maintained securitization programs for the sale of trade accounts receivable established in Mexico (note 8), by means of which, CEMEX, S.A.B. de C.V. effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, considering that CEMEX, S.A.B. de C.V. retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable, the funded amounts of the trade accounts receivables sold are recognized in other financial obligations and the receivables sold are maintained in the balance sheet.

Optional convertible subordinated notes due in 2015

In March, 2010, CEMEX, S.A.B. de C.V. issued US$715 aggregate principal amount of 4.875% Optional Convertible Subordinated Notes due 2015 (the “2015 Convertible Notes”), which were subordinated to all of CEMEX, S.A.B. de C.V.’s liabilities and commitments, and were convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs, at the holder’s election considering antidilution adjustments. As of December 31, 2014, the conversion price per ADS was approximately 11.18 dollars. After antidilution adjustments, the conversion rate as of December 31, 2014 was 89.4729 ADS per each 1 thousand dollars principal amount of such notes. Concurrent with the offering, a portion of the proceeds were used to enter into a capped call transaction that was expected to generally reduce the dilution cost to CEMEX, S.A.B. de C.V. upon the potential conversion of the notes (note 16D).

On several dates during 2014, CEMEX, S.A.B. de C.V. agreed the early conversion of approximately US$511 in aggregate principal amount of the 2015 Convertible Notes in exchange for approximately 50.4 million ADSs, which included the number of additional ADSs issued to the holders as non-cash inducement premiums. As a result of the early conversion agreements the liability component of the converted notes of approximately $6,483, was reclassified from other financial obligations to other equity reserves. In addition, considering the issuance of shares, CEMEX, S.A.B. de C.V. increased common stock for $4 and additional paid-in capital for $8,037 against other equity reserves, and recognized expense for the inducement premiums of approximately $957, representing the fair value of the ADSs at the issuance dates, in the statement of operations in 2014 within “Other financial income (expense), net.” As of December 31, 2014, the outstanding principal amount of the 2015 Convertible notes was of approximately US$204. In March 2015 CEMEX, S.A.B. de C.V. repaid at maturity the remaining balance of these notes as described in the paragraph below.

In October 2014, in connection with the 2015 Convertible Notes, the Parent Company-only issued US$200 notional amount of Contingent Convertible Units (“CCUs”) at an annual rate of 3.0% on the notional amount, by means of which, in exchange for coupon payments, CEMEX, S.A.B. de C.V. secured the refinancing for any of the 2015 Convertible Notes that would mature without conversion up to US$200 of the principal amount. Pursuant to the CCUs, holders invested the US$200 in U.S. treasury bonds, and irrevocably agreed to apply such investment in March 2015, if necessary, to subscribe new convertible notes of the Parent Company-only for up to US$200. As previously mentioned, in March 2015, CEMEX, S.A.B. de C.V. exercised the CCUs, issued US$200 principal amount of the 2020 Convertible Notes to the holders of the CCUs and repaid the US$204 remaining principal amount of the 2015 Convertible Notes described above.

16C)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial	assets and liabilities

The carrying amounts of cash, trade accounts receivables, other accounts receivable, short term intercompany balances, trade payable, other current liabilities, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities. Cash equivalents and certain long-term investments are recognized at fair value, considering to the extent available, quoted market prices for the same or similar instruments. The estimated fair value of long-term debt is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX, S.A.B. de C.V. to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX, S.A.B. de C.V.

As of December 31, 2016 and 2015, the carrying amounts of financial assets and liabilities and their respective fair values were as follows:

	2016		2015
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Derivative financial instruments (note 13)	$1,900	1,900	$871	871
Long-term accounts receivable with related parties (note 17A)	—	—	1,385	1,252
Other investments (note 13)	1,073	1,073	1,739	1,739

	$2,973	2,973	$3,995	3,862

Financial liabilities
Long-term debt (note 16A)	$171,936	175,941	$163,170	154,088
Other financial obligations (note 16B)	24,681	27,419	21,634	23,229
Derivative financial instruments (note 16D)	1,326	1,326	672	672
Long-term accounts payable with related parties (note 17A)	802	925	1,320	1,295

	$198,745	205,611	$186,796	179,284

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Fair Value Hierarchy

The fair values determined by CEMEX, S.A.B. de C.V. as of December 31, 2016 and 2015, for its financial assets and liabilities are determined by Level 2.

16D)	DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee, the restrictions set forth by its debt agreements and its hedging strategy (note 16E), CEMEX, S.A.B. de C.V. held derivative instruments, with the objectives of, as the case may be of: a) changing the risk profile or fixed the price of fuels and electric energy; b) foreign exchange hedging; and c) other corporate purposes. As of December 31, 2016 and 2015, the notional amounts and fair values of CEMEX, S.A.B. de C.V.’s derivative instruments were as follows:

			2016			2015
			Notional	Fair		Notional	Fair
(Millions of U.S. dollars)			amount	value		amount	value
I.	Interest rate swaps	US	$147	23	US	$157	28
II.	Options on own shares		576	26		1,145	12
III.	Foreign exchange forward contracts		80	—		173	(1)
IV.	Fuel price hedging		77	15		—	—

		US	$880	64	US	$1,475	39

The fair values determined by CEMEX, S.A.B. de C.V. for its derivative financial instruments are Level 2. There is no direct measure for the risk of CEMEX, S.A.B. de C.V. or its counterparts in connection with the derivative instruments. Therefore, the risk factors applied for CEMEX, S.A.B. de C.V. assets and liabilities originated by the valuation of such derivatives were extrapolated from publicly available risk discounts for other public debt instruments of CEMEX, S.A.B. de C.V. and its counterparts.

The caption “Other financial income (expenses), net” included gains and a losses related to the recognition of changes in fair values of the derivative instruments during the applicable period and that represented net gains of $272 (US$18) in 2016, losses of $3,239 (US$188) in 2015 and losses of $547 (US$37) in 2014.

As of December 31, 2016 and 2015, the main exposure of CEMEX, S.A.B. de C.V. was related to changes in the prices of its CPOs. A significant decrease in the market price of CEMEX, S.A.B. de C.V. CPOs and third party shares would negatively affect CEMEX, S.A.B. de C.V. liquidity and financial position.

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX, S.A.B. de C.V.’s overall exposure attributable to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts exchanged by the parties, and consequently, there is no direct measure of CEMEX, S.A.B. de C.V.’s exposures to the use of these derivatives. The amounts exchanged are determined based on the notional amounts and other terms included in the derivative instruments.

I.	Interest rate swap contracts

As of December 31, 2016 and 2015, CEMEX, S.A.B. de C.V. had an interest rate swap maturing in September 2022 associated with an agreement entered into by CEMEX, S.A.B. de C.V. for the acquisition of electric energy in Mexico, which fair value represented assets of approximately US$23 ($477) and US$28 ($482) respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, CEMEX, S.A.B. de C.V. will receive a fixed rate of 5.4% and will pay LIBOR. Changes in the fair value of this interest rate swap generated losses of US$6 ($112) in 2016, US$4 ($69) in 2015 and US$1 ($3) in 2014, recognized in profit or loss for each year.

II.	Options on own shares

On March 15, 2011, CEMEX, S.A.B. de C.V. entered into a capped call transaction, subject to antidilution adjustments, over 173 million CEMEX, S.A.B. de C.V.’s ADSs (101 million ADSs maturing in March 2016 in connection with the 2016 Convertible Notes and 72 million ADSs maturing in March 2018 in connection with the 2018 Convertible Notes) in order to effectively increase the conversion price of the ADSs under such notes, by means of which, at maturity of the notes, originally CEMEX, S.A.B. de C.V. would receive in cash the excess between the market price and the strike price of approximately 9.65 dollars per ADS, with a maximum appreciation per ADS of approximately 4.45 dollars for the 2016 Convertible Notes and 5.94 dollars for the 2018 Convertible Notes. CEMEX, S.A.B. de C.V. paid aggregate premiums of approximately US$222. During 2015, CEMEX, S.A.B. de C.V. amended a portion of the capped calls relating to the 2016 Convertible Notes and, as a result, CEMEX, S.A.B. de C.V. received approximately US$44 in cash, equivalent to the unwind of 44.2% of the total notional amount of such capped call. On March 15, 2016, the remaining options for the 55.8% of the 2016 Convertible Notes expired out of the money. During August 2016, CEMEX, S.A.B. de C.V. amended the capped calls relating to the 2018 Convertible Notes and, as a result, the exercise price was adjusted to 8.92 dollars per ADS and the underlying to 6 million ADSs. As of December 31, 2016 and 2015, the fair value of the existing options represented an asset of approximately US$66 ($1,368) and US$22 ($379), respectively. Changes in the fair value of these instruments generated gains of US$44 ($818) in 2016, losses of US$228 ($3,928) in 2015 and losses of US$65 ($962) in 2014, recognized within “Other financial income (expense), net” in profit or loss.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Options on own shares – continued

On March 30, 2010, CEMEX, S.A.B. de C.V. entered into a capped call transaction, subject to antidilution adjustments, over approximately 64 million CEMEX, S.A.B. de C.V.’s ADSs maturing in March 2015, in connection with the 2015 Convertible Notes in order to effectively increase the conversion price of the ADSs under such notes, by means of which, at maturity of the notes, if the market price per ADS was above the strike price of approximately 11.18 dollars, CEMEX, S.A.B. de C.V. would receive in cash the difference between the market price and the strike price, with a maximum appreciation per ADS of approximately 4.30 dollars. CEMEX, S.A.B. de C.V. paid a premium of approximately US$105. In January, 2014, CEMEX, S.A.B. de C.V. amended the terms of this capped call transaction, pursuant to which, using the then existing market valuation of the instrument, CEMEX, S.A.B. de C.V. received approximately 7.7 million zero-strike call options over the same number of ADSs. In July 2014, CEMEX, S.A.B. de C.V. amended the zero-strike call options to fix a minimum value of approximately US$94 and retained the economic value of approximately 1 million ADSs. During December 2014, CEMEX, S.A.B. de C.V. further amended and unwound the zero-strike call options, monetizing the remainder value of the approximately 1 million ADSs it had retained, pursuant to which CEMEX, S.A.B. de C.V. received a total payment of approximately US$105. During 2014, changes in the fair value of these options generated gains of approximately US$17 ($253), which were recognized within “Other financial income (expense), net” in profit or loss.

In addition, in connection with the 2019 Mandatorily Convertible Securities (note 16B); that the securities are denominated in pesos and the functional currency of the Parent Company-only division that issued the securities is the dollar, CEMEX, S.A.B. de C.V. separated the conversion option embedded in such instruments and recognized it at fair value through profit or loss, which as of December 31, 2016 and 2015, resulted in a liability of US$40 ($829) and US$10 ($178), respectively. Changes in fair value generated losses of US$29 ($545) in 2016, gains of US$18 ($310) in 2015 and gains of US$11 ($159) in 2014.

III.	Foreign exchange forward contracts

As of December 31, 2016, CEMEX, S.A.B. de C.V. held foreign exchange forward contracts maturing in February 2017, negotiated to hedge the U.S. dollar value of future proceeds in other currencies from expected sale of assets. As of December 31, 2015, CEMEX, S.A.B. de C.V. held foreign exchange forward contracts maturing in April 2016, negotiated to hedge the U.S. dollar value of future proceeds in Euros from the sale of CEMEX, S.A.B. de C.V.’s operations in Austria and Hungary. For the years 2016 and 2015, changes in the estimated fair value of these instruments, including the effects resulting from positions entered and settled during the year, generated gains of approximately US$10 ($186) in 2016 and gains of approximately US$26 ($448) in 2015, recognized within “Other financial income (expense), net” in profit or loss.

IV.	Fuel price hedging

As of December 31, 2016 and 2015, CEMEX, S.A.B. de C.V. maintained forward contracts negotiated to hedge the price of diesel fuel in several countries in 2016 for aggregate notional amounts as of December 31, 2016 of approximately US$44 ($912), with an estimated fair value representing an asset of approximately US$7 ($145) in 2016. By means of these contracts, for consumption of some of our subsidiaries, CEMEX, S.A.B. de C.V. fixed the fuel component of the market price of diesel over certain volume representing a portion of the estimated diesel consumption in such operations. For the year 2016, changes in fair value of these contracts recognized in other comprehensive income represented gains of approximately US$7 ($145).

In addition, as of December 31, 2016, CEMEX, S.A.B. de C.V. held forward contracts negotiated in 2016 to hedge the price of coal, as solid fuel, for an aggregate notional amount as of December 31, 2016 of approximately US$33 ($684) and an estimated fair value representing an asset of approximately US$8 ($166). By means of these contracts, for consumption of some of our subsidiaries, CEMEX, S.A.B. de C.V. fixed the price of coal over certain volume representing a portion of the estimated coal consumption in CEMEX, S.A.B. de C.V.’s applicable operations. For the year 2016, changes in fair value of these contracts recognized in other comprehensive income represented gains of approximately US$8 ($166).

16E)	RISK MANAGEMENT

In recent years, CEMEX, S.A.B. de C.V. has significantly decreased its use of derivative instruments related to debt, both currency and interest rate derivatives, thereby reducing the risk of cash margin calls. In addition, the Credit Agreement may restrict CEMEX, S.A.B. de C.V.’s ability to enter into certain derivative transactions.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates which only affect CEMEX, S.A.B. de C.V.’s results if the fixed rate long term debt is measured a fair value. All of our fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. CEMEX, S.A.B. de C.V.’s exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates. As of December 31, 2016 and 2015, CEMEX, S.A.B. de C.V. was subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect its financing cost and the results for the period. CEMEX, S.A.B. de C.V. manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to reduce its interest costs.

As of December 31, 2016 and 2015, approximately 37% and 38% of the long-term debt of CEMEX, S.A.B. de C.V. bears floating rates at a weighted average interest rate of LIBOR plus 306 and 367 basis points, respectively. As of December 31, 2016 and 2015, if interest rates at that date had been 0.5% higher, with all other variables held constant, the net income of CEMEX, S.A.B. de C.V. for 2016 and for 2015 would have decreased by approximately US$18 ($373) and US$18 ($312), as a result of higher interest expense on variable rate denominated debt. This analysis does not include the interest rate swaps.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. CEMEX, S.A.B. de C.V.’s exposure to the risk of changes in foreign exchange rates relates primarily to its financing activities. As of December 31, 2016, approximately 78% of the financial debt was Dollar-denominated, approximately 21% was Euro-denominated and approximately 1% was Peso-denominated; therefore, CEMEX, S.A.B. de C.V. had a foreign currency exposure arising from the Dollar-denominated financial debt, and the Euro-denominated financial debt, versus the currencies in which CEMEX, S.A.B. de C.V.’s revenues are settled. CEMEX, S.A.B. de C.V. cannot guarantee that it will generate sufficient revenues in Dollars and Euros from its operations to service these obligations. As of December 31, 2016 and 2015, CEMEX, S.A.B. de C.V. had not implemented any derivative financial instrument hedging strategy to address this risk.

Credit risk

Credit risk is the risk of financial loss faced by CEMEX, S.A.B. de C.V. if a customer or counterpart of a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivables. As of December 31, 2016 and 2015, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. The exposure to credit risk is monitored constantly according to the behavior of payment of the debtors. Credit is assigned on a customer-to -customer basis and is subject to assessments which consider the customers’ payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. In cases deemed necessary, CEMEX, S.A.B. de C.V.’s management requires guarantees from its customers and financial counterparties with regard to financial assets.

CEMEX, S.A.B. de C.V.’s management has established a policy of low risk which analyzes the creditworthiness of each new client individually before offering the general conditions of payment terms and delivery. The review includes external ratings, when references are available, and in some cases bank references. Threshold of purchase limits are established for each client, which represent the maximum purchase amounts that require different levels of approval. Customers that do not meet the levels of solvency requirements imposed by can only carry out transactions by paying cash in advance. As of December 31, 2016, considering the Company’s best estimate of potential losses based on an analysis of age and considering recovery efforts, the allowance for doubtful accounts was $219 (US$11).

The aging of trade accounts receivable as of December 31, 2016 are as follows:

2016
Neither past due, nor impaired portfolio	$3,582
Past due less than 90 days portfolio	233
Past due more than 90 days portfolio	133

$3,948

Liquidity risk

Liquidity risk is the risk that CEMEX, S.A.B. de C.V. will not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities, in order to meet CEMEX, S.A.B. de C.V.’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, CEMEX, S.A.B. de C.V. relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX, S.A.B. de C.V. is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which it operates, any one of which may materially affect CEMEX, S.A.B. de C.V.’s results and reduce cash from operations. The maturities of CEMEX, S.A.B. de C.V.’s contractual obligations are included in note 20. As of December 31, 2016, CEMEX, S.A.B. de C.V. has approximately US$1,413 ($29,277) available in its committed revolving credit tranche under its Credit Agreement (note 16A). As of December 31, 2016 and 2015, the potential requirement for additional margin calls under our different commitments is not significant.

Monetary position by currency

As of December 31, 2016 and 2015, the net monetary assets (liabilities) by currency are as follows:

	2016	2015
Short-term:
Monetary assets	$10,948	26,022
Monetary liabilities	(71,954)	(26,788)

Net monetary liabilities	(61,006)	(766)

Long-term:
Monetary assets	43,087	3,995
Monetary liabilities	(200,735)	(189,467)

Net monetary liabilities	$(157,648)	(185,472)

Out of which:
Dollars	(119,596)	(140,609)
Pesos	(37,322)	(29,729)
Euros	(61,736)	(15,900)

	$(218,654)	(186,238)

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Equity risk

Equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX, S.A.B. de C.V.’s and/or third party’s shares. As described in note 16D, CEMEX, S.A.B. de C.V. has entered into equity forward contracts on Axtel CPOs, as well as capped call options based on the price of CEMEX, S.A.B. de C.V.’s own ADSs. Under these equity derivative instruments, there is a direct relationship in the change in the fair value of the derivative with the change in price of the underlying share. All changes in fair value of such derivative instruments are recognized in profit or loss as part of “Other financial income (expense), net.” A significant decrease in the market price of CEMEX, S.A.B. de C.V.’s ADSs would negatively affect CEMEX, S.A.B. de C.V.’s liquidity and financial position.

As of December 31, 2015, the potential change in the fair value of CEMEX, S.A.B. de C.V.’s forward contracts in Axtel’s shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of Axtel’s CPO, with all other variables held constant, CEMEX, S.A.B. de C.V.’s net income for 2015 would have reduced in approximately US$3 ($51), as a result of additional negative changes in fair value associated with such forward contracts. A 10% hypothetical increase in the Axtel CPO price would have generated approximately the opposite effects.

As of December 31, 2016 and 2015, the potential change in the fair value of CEMEX, S.A.B. de C.V.’s options (capped calls) that would result from a hypothetical, instantaneous decrease of 10% in the market price of CEMEX, S.A.B. de C.V.’s ADSs, with all other variables held constant, CEMEX, S.A.B. de C.V.’s net income for 2016 and 2015 would have reduced in approximately US$23 ($476) and US$8 ($137), respectively;, as a result of additional negative changes in fair value associated with these contracts. A 10% hypothetical increase in CEMEX, S.A.B. de C.V.’s ADS price would generate approximately the opposite effect.

In addition, even though the changes in fair value of CEMEX, S.A.B. de C.V.’s embedded conversion option in the Mandatorily Convertible Notes 2019 denominated in a currency other than the functional issuer’s currency affect profit or loss, they do not imply any risk or variability in cash flows, considering that through their exercise, CEMEX, S.A.B. de C.V. will settle a fixed amount of debt with a fixed amount of shares. As of December 31, 2016 and 2015, the potential change in the fair value of the embedded conversion options in the Mandatorily Convertible Notes 2019 that would result from a hypothetical, instantaneous decrease of 10% in the market price of CEMEX, S.A.B. de C.V.’s CPOs, with all other variables held constant, would have increased CEMEX, S.A.B. de C.V.’s net income for 2016 and 2015 by approximately US$6 ($24) and US$3 ($47), respectively; as a result of additional positive changes in fair value associated with this option. A 10% hypothetical increase in the CEMEX, S.A.B. de C.V. CPO price would generate approximately the opposite effect.

17)	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

17A)	ACCOUNTS RECEIVABLE AND PAYABLE WITH RELATED PARTIES

Balances and operations between CEMEX, S.A.B. de C.V. and the subsidiaries and associates companies result mainly from: (i) businesses and operational activities in Mexico (note 1); (ii) the acquisition or sale of shares of subsidiaries within the group; (iii) billing of administrative services, rents, rights to use brands and commercial names, royalties and other services rendered between affiliated companies; and (iv) loans between subsidiaries and associates companies. The transactions between subsidiaries and associates companies are conducted at arm’s length.

For the transactions mentioned above, as of December 31, 2016 and 2015, the main accounts receivable and payable with related parties, are the following:

	Assets		Liabilities
2016	Short-term	Long-term	Short-term	Long-term
New Sunward Holdings. B.V.	$—	—	39,817	—
CEMEX Operaciones México, S.A. de C.V.	938	—	—	—
CEMEX Concretos, S.A. de C.V.	728	—	—	264
CEMEX México, S.A. de C.V	—	—	17,342	—
CEMEX Central, S.A. de C.V.	—	—	535	—
Transenergy, Inc.	—	—	529	72
TEG Energía, S.A. de C.V.	—	—	—	466
Proveedora Mexicana de Materiales, S.A. de C.V.	202	—	—	—
Others	159	—	517	—

	$2,027	—	58,740	802

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Accounts receivable and payable with related parties - continued

	Assets		Liabilities
2015	Short-term	Long-term	Short-term	Long-term
New Sunward Holdings. B.V.	$19,389	—	—	—
CEMEX Operaciones México, S.A. de C.V.	—	1,385	3,859	—
CEMEX Concretos, S.A. de C.V.	824	—	—	829
CEMEX Research Group, AG.	554	—	—	—
CEMEX México, S.A. de C.V.	—	—	6,939	—
CEMEX Central, S.A. de C.V.	—	—	1,331	—
TEG Energía, S.A. de C.V.	—	—	—	491
Proveedora Mexicana de Materiales, S.A. de C.V.	161	—	—	—
Others	137	—	255	—

	$21,065	1,385	12,384	1,320

17B)	MAIN OPERATIONS WITH RELATED PARTIES

The main operations of CEMEX, S.A.B. de C.V. with related parties for the years ended December 31, 2016, 2015 and 2014, are as follows:

	2016	2015	2014
Revenues:
Net sales (note 1)	$5,013	4,861	6,336
Rental income (note 3)	63	54	317
License fees (note 3)	744	679	878
Cost of sales and operating expenses:
Raw material and other production cost (note 1)	5,507	5,568	5,652
Management service expenses	4,159	4,412	4,289
Rental expense	3,540	3,274	2,325
Financing cost (income):
Financial expenses	1,208	492	686
Other financial (income) expense, net	(409)	(537)	(361)

During 2015, in connection with the integration of all businesses and operational activities of the cement and aggregates sectors in Mexico (note 1), CEMEX, S.A.B. de C.V. agreed a contract of operating leases with its subsidiaries CEMEX México, S.A. de C.V. and CEMEX Agregados, S.A. de C.V., primarily for operating facilities, cement storage and distribution facilities, under which annual rental payments are required plus the payment of certain operating expenses related to leased assets. In addition, with the in integration of some activities of the ready-mix concrete, CEMEX, S.A.B. de C.V. agreed a contract of capital leases with its subsidiary CEMEX Concretos, S.A. de C.V., primarily for the ready-mix trucks (note 1).

As of December 31, 2016 and 2015, CEMEX, S.A.B. de C.V. had the following contractual obligations with related parties are as follows:

(Millions of U.S. dollars)		2016						2015
		Less than	1-3	3-5	More than
Obligations		1 year	Years	Years	5 Years	Total		Total
Capital leases with related parties	US	$17	13	2	—	32	US	$45
Operating leases with related parties		149	312	332	352	1,145		1,526

Total leases with related parties	US	$166	325	334	352	1,177	US	$1,571

		$3,440	6,734	6,920	7,293	24,387		$27,068

In connection with the transfer of CEMEX, S.A.B. de C.V. assets and activities related to the ready mix concrete pumping in Mexico to Cementos Españoles de Bombeo, S. de R.L., during 2016 (note 20C), CEMEX, S.A.B. de C.V. derecognized the related capital leases of such assets for approximately US$9 ($186) (note 2A).

18)	INCOME TAXES

18A)	INCOME TAXES FOR THE PERIOD

The amounts of income tax revenue (expense) in the statement of operations for 2016, 2015 and 2014 are summarized as follows:

	2016	2015	2014
Current income tax	$(90)	9,447	(1,114)
Deferred income tax	(3,309)	(4,481)	2,431

	$(3,399)	4,966	1,317

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Income taxes for the period - continued

As of December 31, 2016, tax loss and tax credits carryforwards and reserved carryforwards expire as follows:

		Amount of
	Amount of	reserved
	carryforward	carryforwards
2021	$12,368	12,368
2023	9,332	9,332
2024	17,825	17,825
2025 and thereafter	53,346	53,346

	$92,871	92,871

In November 2009, amendments to the income tax law effective on January 1, 2010 were approved in Mexico. Such amendments modified the tax consolidation regime by requiring entities to determine income taxes as if the tax consolidation rules did not exist from 1999 onward, specifically turning into taxable items: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes; b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and c) other transfer of resources between the companies included in the tax consolidation. In December 2010, pursuant to miscellaneous rules, the tax authority in Mexico had granted the option to defer the calculation and payment of the income tax over the difference in equity explained above, until the subsidiary was desincorporated or the elimination of the tax consolidation.

Nonetheless, in December 2013 amendments to the income tax law were approved effective beginning January 1, 2014, which eliminated the tax consolidation regime in effect until December 31, 2013, and implemented prospectively a voluntary integration regime that CEMEX, S.A.B. de C.V. did not apply. As a result, beginning in 2014, each Mexican entity determines its income taxes based solely in its individual results. A period of up to 10 years was established for the settlement of the liability for income taxes related to the tax consolidation regime accrued until December 31, 2013, amount which considering the rules issued for the disconnection of the tax consolidation regime as well as payments made during 2013 amounted to approximately $24,804 as of December 31, 2013. In 2014, considering payments incurred net of inflation adjustments, as of December 31, 2014, the balance payable was reduced to approximately $21,429.

Furthermore, in October 2015, a new tax reform approved by Congress (the “new tax reform”) granted entities the option to settle a portion of the liability for the exit of the tax consolidation regime using available tax loss carryforwards of the previously consolidated entities, considering a discount factor, and a tax credit to offset certain items of the aforementioned liability. Consequently, during 2015, as a result of payments made, the liability was further reduced to approximately $16,244, which after the application of tax credits and assets for tax loss carryforwards (as provided by the new tax reform) which had a book value for CEMEX, S.A.B. de C.V. before discount of approximately $11,894, as of December 31, 2015, CEMEX, S.A.B. de C.V.’s liability was reduced to approximately $3,971. Additionally, during 2016, as a result of payments made, the liability was reduced to approximately $3,236.

18B)	DEFERRED INCOME TAXES

The effect of deferred income taxes for the period represents the difference between the income tax balances at the beginning and end of the period. As of December 31, 2016 and 2015 the temporary differences that generated the deferred income tax assets and liabilities of CEMEX, S.A.B. de C.V. are presented below:

	2016	2015
Deferred tax assets:
Tax loss carryforwards and other tax credits	$—	3,689
Allowances for doubtful accounts	66	23
Provisions	144	64
Advances from customers	533	256
Accounts payable to related parties	251	415
Derivative financial instruments	1,033	1,146
Issuance cost of debt	—	30

Total deferred tax assets	2,027	5,623

Deferred tax liabilities:
Land and buildings	(644)	(814)
Derivative financial instruments	(549)	(261)
Convertible securities	(31)	(80)
Equity accounted investees	(1,004)	(1,318)
Advance payments	29	(13)

Total deferred tax liabilities	(2,199)	(2,486)

Net deferred tax (liabilities) assets	$(172)	3,137

CEMEX, S.A.B. de C.V. does not recognize a deferred tax liability for the undistributed earnings generated by its subsidiaries, considering that such undistributed earnings are expected to be reinvested and not generating taxable income in the foreseeable future.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

18C)	EFFECTIVE TAX RATE

For the years ended December 31, 2016, 2015 and 2014, the effective income tax rates were as follows:

	2016	2015	2014
Net income (loss) before income tax	$17,432	(3,765)	(8,100)
Income tax	(3,399)	4,966	1,317

Effective income tax rate [1]	19.5%	131.9%	16.3%

1	The average effective tax rate equals the net amount of income tax revenue or expense divided by income or loss before income taxes, as these line items are reported in profit or loss.

The effects of inflation are recognized differently for tax purposes and for book purposes. This situation, as in the differences between book and tax bases, give rise to permanent differences between the approximate tax rate and the effective rate shown in the statement of operations of CEMEX, S.A.B. de C.V. As of December 31, 2016, 2015 and 2014, these differences are as follows:

	2016		2015		2014
		(Expense)		(Expense)		(Expense)
		benefit		benefit		benefit
	%	$	%	$	%	$
Tax law income tax rate	30.0	(5,230)	30.0	1,129	30.0	2,430
Results on tax benefits for the year [1]	—	—	30.2	1,136	(42.6)	(3,451)
Inflation adjustments	12.5	(2,178)	(28.0)	(1,056)	(19.3)	(1,563)
Non-deductible and other items	(23.0)	4,009	99.7	3,757	48.2	3,901

Effective tax rate and benefit (expense)	19.5	(3,399)	131.9	4,966	16.3	1,317

1	Includes changes during the period related to deferred tax assets originated by tax loss carryforwards.

19)	STOCKHOLDERS’ EQUITY

As of December 31, 2016 and 2015, there were 19,751,229 CPOs and 18,991,576 CPOs, respectively, held by subsidiaries.

19A)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As December 31, 2016 and 2015, common stock and additional paid-in capital was as follows:

	2016	2015
Common stock	$4,162	4,158
Additional paid-in capital	123,174	115,466

	$127,336	119,624

As of December 31, 2016 and 2015, the common stock of CEMEX, S.A.B. de C.V. was represented as follows:

	2016		2015
Shares [1]	Series A [2]	Series B [2]	Series A [2]	Series B [2]
Subscribed and paid shares	28,121,583,148	14,060,791,574	26,935,196,072	13,467,598,036
Unissued shares authorized for stock compensation programs	638,468,154	319,234,077	747,447,386	373,723,693
Shares that guarantee the issuance of convertible securities [3]	5,218,899,920	2,609,449,960	5,020,899,920	2,510,449,960

	33,978,951,222	16,989,475,611	32,703,543,378	16,351,771,689

1	As of December 31, 2016 and 2015, 13,068,000,000 shares correspond to the fixed portion, and 37,900,426,833 shares in 2016 and 35,987,315,067 shares in 2015 correspond to the variable portion.
2	Series “A” or Mexican shares may represent at least 64% of common stock, meanwhile, Series “B” or free subscription shares must represent at most 36% of CEMEX, S.A.B. de C.V.’s capital stock.
3	Shares that guarantee the conversion of both the outstanding and mandatorily convertible securities and new securities issues (note 16B).

On March 31, 2016, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,616 million shares (539 million CPOs), which shares were issued, representing an increase in common stock of approximately $4, considering a nominal value of $0.00833 per CPO and an additional paid-in capital of approximately $6,966; and (ii) increase the variable common stock by issuing up to 297 million shares (99 million CPOs), which will be kept in CEMEX, S.A.B. de C.V.’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX, S.A.B. de C.V.’s convertible securities (note 16B).

On March 26, 2015, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,500 million shares (500 million CPOs), which shares were issued, representing an increase in common stock of approximately $4, considering a nominal value of $0.00833 per CPO and an additional paid-in capital of approximately $7,613; and (ii) increase the variable common stock by issuing up to 297 million shares (99 million CPOs), which will be kept in CEMEX, S.A.B. de C.V.’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX, S.A.B. de C.V.’s convertible securities (note 16B).

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

Common stock and additional paid-in capital - continued

On March 20, 2014, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,404 million shares (468 million CPOs), which shares were issued, representing an increase in common stock of approximately $4, considering a nominal value of $0.00833 per CPO, and additional paid-in capital of approximately $7,614; (ii) increase the variable common stock by issuing up to 387 million shares (129 million CPOs), which will be kept in CEMEX, S.A.B. de C.V.’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX, S.A.B. de C.V.’s convertible securities (note 16B)

In addition, in connection with the long-term executive share-based compensation program in 2016, 2015 and 2014, CEMEX, S.A.B. de C.V. issued approximately 53.9 million, 49.2 million and 61.1 million CPOs, respectively, generating an additional paid-in capital of approximately $742 in 2016, $655 in 2015 and $765 in 2014, associated with the fair value of the compensation received by executives.

19B)	RETAINED EARNINGS

CEMEX, S.A.B. de C.V.’s net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the equity represented by the common stock. As of December 31, 2016, 2015 and 2014, the legal reserve amounted to $1,804.

20)	CONTINGENCIES AND COMMITMENTS

20A)	GUARANTEES

As of December 31, 2016 and 2015, CEMEX, S.A.B. de C.V. had guaranteed loans to certain subsidiaries of approximately US$2,887 ($59,819) and US$3,726 ($64,195), respectively.

20B)	PLEDGED ASSET

CEMEX, S.A.B. de C.V. transferred to a guarantee trust the shares of its main subsidiaries, including CEMEX México, S.A. de C.V. and CEMEX España, S.A., and entered into pledge agreements in order to secure payment obligations under the Credit Agreement (formerly under the Facilities Agreement) and other debt instruments entered into prior to the date of these agreements (note 16A). As of December 31, 2016 and 2015, there are no liabilities secured by property, machinery and equipment.

20C)	OTHER COMMITMENTS

On December 2, 2016, CEMEX, S.A.B. de C.V. agreed the definite transfer of its assets and activities related to the ready mix concrete pumping in Mexico to Cementos Españoles de Bombeo, S. de R.L., subsidiary in Mexico of Pumping Team S.L.L. (“Pumping Team”), specialist in the supply of ready mix concrete pumping services based in Spain, for US$80 ($1,658), which includes the sale of fixed assets upon closing of the transaction for approximately US$15 ($311) plus administrative and client and market development services, as well as the lease of facilities that CEMEX, S.A.B. de C.V. will supply to Pumping Team over a period of ten years with the possibility to extend for three additional years, for an aggregate initial amount of approximately US$65 ($1,347), plus a contingent revenue subject to results for up to US$29 ($601) linked to annual metrics beginning in the first year and up to the fifth year of the agreement. As of December 31, 2016, the closing of the transaction is subject to certain conditions, including approval by the Mexican authorities. CEMEX, S.A.B. de C.V. expects to conclude this transaction during the first quarter of 2017.

20D)	CONTRACTUAL OBLIGATIONS

As of December 31, 2016 and 2015, CEMEX, S.A.B. de C.V. had the following contractual obligations are as follows:

(Millions of U.S. dollars)		2016						2015
		Less than	1-3	3-5	More than
Obligations		1 year	Years	Years	5 Years	Total		Total
Long-term debt[1]	US	$35	2,681	1,810	3,807	8,333	US	$9,474
Convertible notes[2]		39	688	503		1,230		1,544

Total debt and other financial obligations		74	3,369	2,313	3,807	9,563		11,018
Interest payments on debt[3]		466	818	558	770	2,612		2,776

Total contractual obligations	US	$540	4,187	2,871	4,577	12,175	US	$13,794

		$11,189	86,755	59,487	94,835	252,266		$237,671

1

The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX, S.A.B. de C.V. has replaced its long-term obligations for others of a similar nature.

2	Refers to the convertible notes described in note 16B and assumes repayment at maturity and no conversion of the notes.
3	For the determination of the future estimated interest payments on floating rate denominated debt, CEMEX, S.A.B. de C.V. used the floating interest rates in effect as of December 31, 2016 and 2015.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2016, 2015 and 2014

(Millions of Mexican pesos)

21)	CONTINGENCIES

In December 2016, CEMEX, S.A.B. de C.V. received subpoenas from the United States Securities and Exchange Commission (“SEC”) seeking information that may allow determining whether there are violations of the U.S. Foreign Corrupt Practices Act in connection with Maceo’s project, an investment project made by one of CEMEX, S.A.B. de C.V.’s subsidiaries located in Colombia. These subpoenas do not mean that the SEC has concluded that CEMEX, S.A.B. de C.V. has broken the law. CEMEX, S.A.B. de C.V.’s internal audits and investigations question certain payments made in connection with Maceo’s project. These payments, which amount to approximately US$16 ($326), were made to non-governmental individual in connection with the purchase of the factory land, adjacent land, mining rights and the benefits of the free trade zone of Maceo’s project, were made in breach of CEMEX, S.A.B. de C.V. established protocols. CEMEX, S.A.B. de C.V. has been cooperating with the SEC and intends to continue cooperating fully with the SEC. It is possible that the United States Department of Justice or investigatory entities in other jurisdictions may also open investigations into this matter. To the extent they do so, CEMEX, S.A.B. de C.V. intends to cooperate fully with those inquiries, as well. As of December 31, 2016, CEMEX, S.A.B. de C.V. is neither able to predict the duration, scope, or outcome of the SEC investigation or any other investigation that may arise, nor has elements to determine the probability that the SEC’s investigation results may or may not have a material adverse impact on its results of operations, liquidity or financial position.

22)	SUBSEQUENT EVENTS

On January 25, 2017, in connection with CEMEX, S.A.B. de C.V.’s investment in GCC shares (note 12), CEMEX, S.A.B. de C.V. and GCC announced that they will commence offerings that are expected to include an aggregate of up to 76,483,332 shares of the common stock (the “Shares”) of GCC currently owned by CEMEX, S.A.B. de C.V. at a price range of between 95.00 to 115.00 pesos per share, which includes 9,976,087 shares available to the underwriters of the offerings pursuant to a 30-day option to purchase such shares expected to be granted to them by CEMEX, S.A.B. de C.V. Such offerings are expected to be comprised of Shares to be offered (a) in a public offering to investors in Mexico conducted through the BMV and (b) in a concurrent private placement to eligible investors outside of Mexico. The size and timing of the offerings will depend on market and other conditions.

KPMG Cárdenas Dosal, S.C. Manuel Ávila Camacho 176 Pl, Reforma Social, Miguel Hidalgo, C.P. 11650, Ciudad de México. Teléfono: +01 (55) 5246 8300 kpmg.com.mx

Independent Auditors’ Report

The Board of Directors and Stockholders

CEMEX, S.A.B. de C.V.:

Opinion

We have audited the separate financial statements of CEMEX, S.A.B. de C.V. (“the Company”), which comprise the separate balance sheet as at December 31, 2016 and 2015, the separate statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for the years ended December 31, 2016, 2015 and 2014, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the unconsolidated financial position of the Company as at December 31, 2016 and 2015, and its unconsolidated financial performance and its unconsolidated cash flows for the years ended December 31, 2016, 2015 and 2014 in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in México and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were  of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

“D.R.” © 2016 KPMG Cárdenas Dosal, S.C, la firma mexicana miembro de la red de firmas miembro de KPMG afiliadas a KPMG International Cooperative (“KPMG International”),

una entidad suiza. Impreso en México. Todos los derechos reservados.

Aguascalientes, Ags	Hermosillo, Son.	Puebla, Pue.
Cancún, Q. Roo.	León, Gto.	Querétaro, Qro.
Ciudad Juarez, Chin.	Mérida, Yuc.	Reynosa, Tamps.
Culiacán, Sin.	Mexicali, B.C.	Saltillo, Coah.
Chihuahua, Chin.	Ciudad de México.	San Luis Potosi, S.L.P.
Guadalajara, Jal.	Monterrey, N.L.	Tijuana, B.C.

Measurement of Investments in subsidiaries
See Note 12 to the financial statements
The key audit matter	How the matter was addressed in our audit

The Company’s investments in subsidiaries

represents approximately 95% of the Company’s unconsolidated assets and is therefore the most significant component of the Company’s balance sheet.

Management’s evaluation of potential triggering events over impairment of its investments requires the exercise of critical judgment, making this a key audit matter.

We also audit the consolidated financial statements of the Company and issued our audit opinion thereon on this same date. When performing the audit of the consolidated financial statements we assessed the Company’s goodwill impairment analysis over the most significant subsidiaries. We used such analysis to consider, whether management’s conclusions with respect to potential impairment triggering events was appropriate, considering the amount of investments in subsidiaries from a separate financial statement perspective.

Recoverability of deferred tax assets related to tax loss carry forwards
See Note 18B to the financial statements
The key audit matter	How the matter was addressed in our audit

The Company has significant unrecognized

deferred tax assets in respect of tax losses.

There is inherent uncertainty involved in forecasting future taxable profits, which determines the extent to which deferred tax assets are or are not recognized. The periods over which the deferred tax assets are expected to be recovered can be extensive.

As a result, we consider this to be a key audit matter.

The Company’s separate financial position shows a significant concentration in liabilities denominated in U.S. dollars which, for Mexican tax reporting purposes, results in significant foreign exchange fluctuations which are deductible/taxable in the year in which they accrue as a result of changes in the exchange rate of the Mexican peso to the U.S. dollar.

The current uncertainty on said exchange rate increase the amount of judgment needed to conclude on the projections of future taxable income.

Our procedures included considering historical levels of taxable profits and comparing the assumptions used in respect of future taxable profit forecasts to those used in the Company’s long-term forecasts, such as the forecasts prepared in relation to goodwill impairment evaluations used in preparation of the consolidated financial statements.

Our tax specialists assisted in evaluating the reasonableness of key tax assumptions, timing of reversal of temporary differences and expiration of tax loss carry forwards based on our knowledge of applicable tax regulations.

For our analysis of recoverability of deferred tax assets related to tax losses, we evaluated management’s scenarios of the possible changes in exchange rates of the Mexican peso to the U.S. dollar in order to conclude whether it was reasonable or not to recognize such tax losses. Nonetheless, there is significant uncertainty with respect to future exchange gains or losses that may affect the use of such tax losses and may therefore affect the carrying amount of the related deferred tax assets.

We also assessed the adequacy of the Company’s disclosures setting out the basis of the deferred tax asset balances and the level of estimation involved.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

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Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

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Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

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Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ reports to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

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Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

KPMG Cárdenas Dosal, S.C.

Luis Gabriel Ortiz Esqueda

Monterrey, N.L., February 2, 2017